S

SALON
DE LINGERIE

**A GLOBAL FRANCHISE
BUSINESS MODEL**

OFFERING STATEMENT

OFFERING STATEMENT

SALON DE LINGERIE, LLC



Offering of a

Minimum of 200 Units at $250 per Unit ($50,000)

up to a

Maximum of 2,400 Units at $250 per Unit ($600,000)

Address for Notices and Inquiries:	With a copy of Notices to:
SALON DE LINGERIE, LLC	BEVILACQUA PLLC
Alfonso J. Cervantes Chief Executive Officer	Louis A. Bevilacqua, Esq.
990 Biscayne Boulevard, Suite 401 Miami, Florida 33132 786.749.1221 info@trilogy-capital.com	1629 K Street, NW, Suite 300 Washington, DC 20006 202.203.8665 lou@bevilacquapllc.com

The date of this Memorandum is August 2, 2016

OFFERING STATEMENT

Salon de Lingerie, LLC

A Global Franchise Business Model

Offering of a

Minimum of 200 Units ($50,000)

up to a

Maximum of 2,400 Units ($600,000)

Purchase Price Per Unit: $250

	Offering Price	Crowdfunding Portal Commissions [1]	Proceeds to Company [2] [3]
Per Unit	$250	$18.75	$231.25
Minimum Units Sold	$50,000	$3,750	$46,250
Maximum Units Sold	$600,000	$12,500	$237,500

We are offering units of $250 of principal amount of 12.5% revenue participation notes. We refer to these units of principal amount as Units and we refer to the 12.5% revenue participation notes as Notes. We are offering a minimum of 200 Units for gross proceeds of $50,000 and a maximum of 2,400 Units for gross proceeds of $600,000. The minimum investment that you may make is $250. We are offering the Units to prospective investors through the crowdfunding platform available at www.flashfunders.com and each subdomain thereof, which we refer to as the Platform. The Platform is registered with the Securities and Exchange Commission, which we refer to as the SEC, as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority, which we refer to as FINRA. The Platform is operated by FlashFunders, Inc. We are required to pay a commission to the Platform equal to 5% of gross monies raised in the offering and a transactional fee of up to 2.5%.

(1)   In addition to the commission payable to the Platform, we will incur offering costs. The offering costs primarily consist of legal and accounting expenses payable to our counsel and accounting firm. We expect that the offering costs will total approximately $25,000.

(2)   We are offering up to 200 Units on an "all or none" basis and up to an additional 2,400 Units on a "best efforts" basis. No assurance can be given that all or any portion of the securities offered hereby will be sold. Your funds will be held in an escrow account established by the us through the Platform, in compliance with applicable securities laws until the minimum offering amount is reached. The subscription amount for the Units may be paid to the escrow account by wire transfer or other electronic funds transfer in accordance with the instructions provided on the Platform and held in escrow until satisfaction of all the conditions to the closing. The closing of this offering is subject to, among other things, subscriptions for the $50,000 minimum amount being received in the escrow account from qualified investors. This offering may be closed at any time after the minimum number of units is sold, in one or more closings, and on or before December 31, 2016. If we do not raise the minimum amount offered by December 31, 2016, then we will return all funds received in the escrow account to investors without interest.







SALON
DE LINGERIE

FOR ILLUSTRATION PURPOSES ONLY.
THE COMPANY HAS NOT YET COMMENCED FULL OPERATIONS
OR IDENTIFIED ITS INITIAL LOCATION.





FOR ILLUSTRATION PURPOSES ONLY
THE COMPANY HAS NOT YET COMMENCED FULL OPERATIONS
OR IDENTIFIED ITS INITAL LOCATION




FOR ILLUSTRATION PURPOSES ONLY
THE COMPANY HAS NOT YET COMMENCED FULL OPERATIONS
OR IDENTIFIED ITS INITIAL LOCATION.

TABLE OF CONTENTS

LIST OF EXHIBITS

Exhibit A   Subscription Agreement

Exhibit B   Form of 12.5% Revenue Participation Note

Exhibit C   Financial Statements

Exhibit D   Other Information Made Available to Investors through the Platform

GENERAL OFFERING INFORMATION

This offering statement is furnished solely to prospective investors through the crowdfunding platform available at www.FlashFunders.com and each subdomain thereof, which we refer to as the Platform. The Platform is registered with the Securities and Exchange Commission, which we refer to as the SEC, as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority, which we refer to as FINRA. The Platform is operated by FlashFunders, Inc., which, collectively with its subsidiaries and affiliates, we refer to as FlashFunders.

Salon de Lingerie, LLC, which we refer to as the Salon, the Company or "we," is a Delaware limited liability company that is qualified to do business in the State of Florida, where its principal executive office is located. The Company is engaged in the execution of a global franchise business model. We are offering units of $250 of principal amount of 12.5% revenue participation notes. We refer to these units of principal amount as Units and we refer to the 12.5% revenue participation notes as Notes. We are offering a minimum of 200 Units for gross proceeds of $50,000 and a maximum of 2,400 Units for gross proceeds of $600,000. The minimum investment that you may make is $250. The Units will be issued pursuant to, and will be governed by, a subscription agreement among the Company and the purchasers of the Units, which we refer to as the Subscription Agreement and the terms of the Notes.

We are offering the Units in reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, which we refer to as the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Salon de Lingerie will file a report with the SEC annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. We may terminate our reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold in this offering by the Company or another party, or (5) the liquidation or dissolution of the Company.

The Units may not be transferred by any investor during the one year period beginning when the Units are issued, unless the Units are transferred: (i) to the Company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Units and it may be difficult or impossible for an investor to sell or otherwise dispose of the Units. Furthermore, the investors are not permitted to assign the Units without the Company's prior written consent in accordance with the terms of the Subscription Agreement.

No person other than the Company has been authorized to provide prospective investors with any information concerning the Company or the offering or to make any representation not contained in this offering statement. To invest in the Units, each prospective investor will be required to (i) register for an investor account with the Platform, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Units and (iii) execute the Subscription Agreement. The Company reserves the right to modify any of the terms of the offering and the Units at any time before the offering closes.

Certain information contained in this offering statement constitutes "forward looking statements" that can be identified by the use of forward looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this offering statement, including estimates of returns or performance, are "forward looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Units may differ materially from those contemplated in such forward looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Company or the Platform. Neither the delivery of this offering statement at any time nor any sale of Units under this offering statement shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this offering statement.

TERM SHEET

Issuer	The issuer, Salon de Lingerie, LLC, was formed as a Delaware limited liability company on October 15, 2015. We are a wholly owned subsidiary of Trilogy Capital Group, LLC, a Miami-based boutique private equity group. The Company intends to execute a global franchise business model.
Use of Proceeds	We are seeking financing through the sale of the Units (as described below under Securities Offered) in order to provide working capital as well as funds for lingerie design, sample manufacturing, legal, accounting, marketing and advertising.
	See "Question 10" below.
	As disclosed elsewhere in this offering statement, even if we raise the maximum amount in this offering, we must still raise an additional $400,000 and obtain the $100,000 in capital committed by Trilogy before we will have the funds necessary to open our Beta Salon in Miami, launch our private label lingerie line, and commence franchising operations.
Securities Offered	Units of $250 of principal amount of 12.5% Revenue Participation Notes in the aggregate maximum principal amount of $600,000.
	The Notes will be sold in Units of $250 of principal amount.
Targeted Offering Amount; Oversubscriptions Accepted; Maximum Offering Amount	The targeted offering amount is $50,000 or 200 Units. We will accept subscriptions in excess of the targeted amount on a first-come, first-served, basis. The maximum offering amount is $600,000 or 2,400 Units.
Low Target Amount; No other funds may be Raised	The initial Note purchasers will bear a substantial risk that we will not raise sufficient funds to open our first Salon de Lingerie and have the lingerie inventory to sell at the Salon.
	The minimum amount of Units that must be sold for our company to accept subscriptions is only 200 or $50,000. Once we raise the $50,000 minimum in this offering, we intend to accept subscriptions as they are received. Thus, investors who purchase Units prior to the offering being subscribed in full will bear the risk of whether there will be additional investors to complete the offering or that our company would be able to raise funds in another manner. Even if we raise the maximum amount, we will need to raise additional capital. If our company does not obtain at least $1,100,000 in funding, it is highly likely that you will lose your entire investment.
Additional Consideration – Salon Credits	For each $250 Unit of principal amount of Notes purchased in the offering, each purchaser will be entitled to a non-transferable $50 aggregate credit to be used for the purchase of food, beverages and/or apparel (excluding taxes or tips) at any Salon. These Salon Credits will be issued in the form of a Salon de Lingerie "VIP" card and will expire on December 31, 2019.
Trilogy Commitment	Trilogy has contributed a total of $87,645 as an equity contribution to our company through March 31, 2016. Trilogy has made a commitment to our company to contribute a total of $100,000 in capital in the form of an equity contribution. Any amounts contributed by Trilogy in excess of the $100,000 will be treated as an unsecured loan by Trilogy to our company.

THE NOTES

Interest	For so long as the Notes are outstanding, interest will be payable quarterly on each $250 Unit of principal of a Note, within 30 days following the end of each calendar quarter, in an amount equal to the greater of 3.125% multiplied by the outstanding principal amount of the Note (i.e.,12.5% annualized) or the Revenue Percentage multiplied by the total revenues of the Company for such quarter. The "Revenue Percentage" shall be 0.0015% for each unit of $250 of principal amount of this Note outstanding (e.g. if the outstanding principal amount is $100,000, the Revenue Percentage shall be 0.6%). Upon maturity, the last installment of interest will be paid at the rate of 12.5% per annum with the payment of principal; if any additional interest amount is due for such quarter based on total revenues of our company, the additional interest will be paid within 30 days following maturity.
Maturity Date	December 31, 2019
Prepayment	We reserve the right to prepay the Notes in whole or in part on the last day of any calendar quarter commencing with the calendar quarter ending March 31, 2018. There is no premium or penalty for such prepayment. In connection with prepayment in whole, the last installment of interest will be paid at the rate of 12.5% per annum with the payment of principal; if any additional interest is due for such quarter based on total revenues of the Company for such quarter, the additional interest will be paid within 30 days following prepayment.
	Upon payment of the Notes in full, you will have no further participation rights in the revenues of our company.
	However, you will continue to hold their unused Salon Credits until December 31, 2019.
Default	The failure to pay interest when due will be an event of default if the Noteholder provides notice of default and we do not cure such default within 10 days of receipt of such notice.
	Upon the occurrence of an event of default, each holder of a Note may accelerate the maturity date and declare the principal amount of the Note and accrued and unpaid interest to be immediately due and payable.
No Collateral	The Notes are unsecured and will rank equally with all of the other unsecured indebtedness of our company from time to time outstanding. The Notes will be junior to any secured indebtedness to the extent of the assets securing such indebtedness. As of March 31, 2016, we had no outstanding indebtedness.
Transfer	The Notes may not be transferred without the consent of our company and compliance with all applicable federal and state securities laws.
Management; Consultants	The Company is managed by Trilogy Capital Group, LLC. Alfonso J. Cervantes, the Chairman and Chief Executive Officer with Trilogy, is the Chief Executive Officer of the Company. In addition, other Trilogy executives will be instrumental in the management of the Salon including Ronald Scott, as Chief Financial Officer. Our President, Bojan Didic, is not affiliated with Trilogy.
	Further, the Company has also retained Chef David Danhi, as Consulting Chef.

Management; Consultants (Continued)	While Mr. Cervantes will make all material decisions regarding operations of the Salon and the franchising of the Salon concept, neither he nor any other member of the management team will be required to devote full time to the business of the Company with the exception of Bojan Didic who will assume full time responsibilities approximately ninety days prior to opening of the initial salon in Miami. With the exception of Mr. Didic, each of the officers and directors of our company are also officers and/or directors of Trilogy and certain other Trilogy portfolio companies. Trilogy develops and incubates companies in various industries, including Salon de Lingerie. The officers of our company will, therefore, split their time between our company and other business ventures with the exception of Mr. Didic. Other than our President, Mr. Didic, who will devote all of his business time to our company, the officers and directors of Salon de Lingerie expect to devote as much time as necessary or approximately 20 hours per week to the business of Salon de Lingerie.
Units Being Sold under 4(a)(6) Crowdfunding Exemption	We are offering the Units in reliance on the exemption from registration requirements of the Securities Act, pursuant to Section 4(a)(6) thereof and the regulations promulgated with respect to such section. The following limitations apply to investment amounts by individual investors in this offering: - Individual investors, over the course of a 12-month period, are permitted to invest in the aggregate across all crowdfunding offerings up to: - If either their annual income or net worth is less than $100,000, then the greater of: $2,000 or 5 percent of the lesser of their annual income or net worth. - If both their annual income and net worth are equal to or more than $100,000, then 10 percent of the lesser of their annual income or net worth; and - During the 12-month period, the aggregate amount of securities sold to an investor through all crowdfunding offerings may not exceed $100,000.
Transfer Restrictions	The Notes will be issued without registration under the Securities Act pursuant to the crowdfunding exemption under Section 4(a)(6) of the Securities Act. The Units may not be transferred by any purchaser of such securities during the one-year period from when the Units were first issued unless such securities are transferred: (1) to the issuer of the securities; (2) to an accredited investor; (3) as part of an offering registered with the Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. We will be under no obligation to register the resale of the Units under the Securities Act. Furthermore, the terms of the Notes prohibit transfers of the Notes or Units in the Notes without the consent of our company. Accordingly, investors should plan on holding the Notes until maturity.
No Rights as Member	You will not become members of our company and will not have any equity interest in our company. You will have no voting or management rights or powers regarding the business and operations of our company.
Investor Considerations	- High potential current annual yield of the greater of 12.5% per annum or a participation in the revenues of the Company, payable quarterly in cash in arrears. - Additional consideration of $50 Salon Credit for each $250 principal amount purchased. - Seasoned executives with operational, capital markets and fashion design experience in addition to restaurant and apparel consultants.
High-Risk Investment	**An investment in the Notes involves a high degree of risk and is suitable only for investors who can afford to lose their entire investment.**

THE COMPANY

1.   **Name of Issuer.**

The name of the issuer is Salon de Lingerie, LLC. The issuer is a Delaware limited liability company.

ELIGIBILITY

2.   **[X] Check this box to certify that all of the following statements are true for the issuer:**

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a dis-qualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? [__] Yes [X] No**

Explain: Not applicable.

DIRECTORS OF THE COMPANY

4.   **Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:**

The issuer is managed by its sole member, Trilogy Capital Group LLC, which we refer to as Trilogy. Trilogy, in turn, is managed by its sole manager, Alfonso J. Cervantes. Mr. Cervantes is also the Chief Executive Officer of the issuer. Mr. Cervantes through his position as the sole manager of Trilogy performs a function similar to that of a director of a corporation. Mr. Cervantes has performed this function on behalf of the issuer and has held the title of Chief Executive Officer of the Issuer since the issuer was formed on October 15, 2015.

Mr. Cervantes is also the Chief Executive Officer and President of Trilogy, the private equity firm that is the sole member of the issuer, and has held that position since July 2014. From 2002 to July 2014, Mr. Cervantes was the Chairman and Chief Executive Officer of Trilogy Capital Partners, Inc., a financial services group and predecessor of Trilogy. His significant capital markets experience includes mergers and acquisitions, initial public offerings, alternative public offerings, private investments in public equities, or PIPEs, and bridge financings as well as strategic communications and reorganization of middle-market companies. Both as a principal and as a financial services professional, Mr. Cervantes has facilitated a significant number of corporate finance transactions. Most recently, in 2012, through Trilogy Capital Partners, Inc., he founded Staffing 360 Solutions, Inc. (Nasdaq: STAF), an emerging-growth public company engaged in the provision of temporary staffing services on a global basis. As the company's Vice Chairman and President, in a period of five quarters, Mr. Cervantes completed five acquisitions, facilitated approximately $25 million of debt and equity financing, and drove Staffing 360 from a pure start-up to over $130 million in annualized revenues with approximately 3,000 employees. In addition, Mr. Cervantes, through

Trilogy Capital Partners, Inc., was a co-founder of The Grilled Cheese Truck, Inc. (OTCQB: GRLD), the first national rollout of gourmet food truck operations. In addition to the above, Mr. Cervantes, in his diversified career, has significant production experience, which is relevant to the development and launch of Salon de Lingerie. Included in that experience is his tenure in the 1980s as Chairman and Chief Executive Officer of Mediacom Industries, Inc., a Los Angeles–based film and television production company. Mr. Cervantes served as Executive Producer to a number of feature films including Blueberry Hill, which was released through MGM, starring Matt Latanzi, Margaret Avery, Jennifer Rubin and Shadows in the Storm starring Ned Beatty, Michael Madsen and Mia Sara, now owned by Lions Gate. Prior to Mediacom, Mr. Cervantes was the Founder and Chairman of CM Records Corporation d/b/a Butterfly Music, an international music company distributed by MCA Universal in the United States and principally EMI Music internationally. The Butterfly catalogue was sold to Warner Music in 1988. Early in his career, Mr. Cervantes created a St. Louis (his native city) theme-based restaurant called The Maryland Plaza Screening Room, marrying an upscale "private screening room experience" to high-end restaurant offerings. Mr. Cervantes also managed several music venues in St. Louis in his early 20s.

Mr. Cervantes' Business Experience for the Last Three Years

Employer: Massive Acquisition Group, Inc.

Employer's Principal Business: Massive Acquisition Group is engaged in the acquisition of online consumer products and technology services companies.

Title: Chairman

Dates of Service: January 5, 2016 (date of formation) to present

Responsibilities: Organize company, manage day-to-day activities, negotiate acquisitions, arrange financing.

Employer: Senior Hospitality Associates, Inc. f/k/a Senior Lifestyle Associates, Inc.

Employer's Principal Business: The employer is engaged in the acquisition and management of senior housing facilities.

Title: Chairman and Chief Executive Officer

Dates of Service: January 23, 2015 (formation) to present. Mr. Cervantes ceased being the Chairman on June 10, 2015, but remains CEO presently.

Responsibilities: Engage key personnel, identify potential acquisitions, arrange financing.

Employer: Staffing 360 Solutions, Inc.

Employer's Principal Business: Publicly held (Nasdaq: STAF) company engaged in the acquisition and management of temporary staffing companies on a global basis.

Title: President and Vice Chairman

Dates of Service: Mr. Cervantes became the President and a Director of this employer upon its formation in March 2012 and held the position of President until January 2014. Mr. Cervantes became the Vice Chairman of this employer in January 2014. Mr. Cervantes was a director of this employer from March 2012 through January 2014. Mr. Cervantes resigned as an officer and director in December 2014.

Responsibilities: Negotiate acquisitions and arrange financing.

Employer: Trilogy Capital Partners, Inc.

Employer's Principal Business: This employer wound down in July 2014 when Trilogy Capital Group, LLC (described below) was formed. This employer was engaged in strategic advisory, merchant banking, and M&A.

Title: Chairman and CEO

Dates of Service: December 2002 to July 2014

Responsibilities: Day-to-day management of the company.

Employer: Trilogy Capital Group, LLC

Employer's Principal Business: Private equity firm developing companies in various industries.

Title: Chairman and CEO

Dates of Service: From July 2014 (formation) to present.

Responsibilities: Oversee day-to-day operations, M&A activities, arrange financing and oversee portfolio companies, including Salon de Lingerie.

OFFICERS OF THE COMPANY

5.   **Provide the following information about each officer (and any persons occupying similar status or performing a similar function) of the issuer:**

Alfonso J. Cervantes is the Chief Executive Officer of the Company and he has held that position since the Company's inception on October 15, 2015. For information regarding Mr. Cervantes' business experience see "Directors of the Company" above.

Bojan Didic is the President of our company and he has held that position since June 10, 2016. Mr. Didic is a seasoned hospitality executive who brings to our company a career dedicated exclusively to the highest standards in the hospitality industry. In 2016, Mr. Didic joined Trilogy Capital Group, LLC, a Miami-based private equity group and sole member of our company, as a marketing consultant working with Trilogy's CEO, A.J. Cervantes, developing the global franchise concept that is the Salon today. On June 10, 2016, Mr. Didic was named President and General Manager of our company. Prior to Trilogy, Mr. Didic was a senior officer at Mr. Chow Enterprises, an international restaurant group where he began his American restaurant career in 2007. Mr. Didic was a key member of the 2009 launch of the Mr. Chow operation at the W Hotel in Miami Beach. Prior to Mr. Chow Enterprises from 2002 to 2007, Mr. Didic served as a Sommelier for the prestigious Cunard Cruise Lines. In 2001 and 2002, he was a Maître D' with the Norwegian Cruise Lines. Mr. Didic is a graduate from the Wine & Sprit Education Trust of London and received a Bachelor's degree from the Institute of Hotel Management Belgrade in Hospitality Administration/Management. Mr. Didic is fluent in three languages.

Mr. Didic's Business Experience for the Last Three Years

Employer: Salon de Lingerie, LLC

Employer's Principal Business: Restaurant and retail sales of Lingerie through franchising concept as described in more detail in this offering statement.

Title: President and General Manager

Dates of Service: June 2016 to Present

Responsibilities: Oversee day-to-day operations

Employer: Mr. Chow Enterprises

Employer's Principal Business: International Restaurant Group

Dates of Service: 2002 through March 2016

Responsibilities: Executive responsibilities relating to day-to-day management of aspects of the business.

Ronald Scott is the Chief Financial Officer of our company and he has held that position since our company's inception on October 15, 2015. Mr. Scott is a forward-thinking senior level finance executive and leader with over thirty years of experience and a track record of building and directing best-in-class corporate finance organizations. Mr. Scott's expertise includes corporate finance, management, corporate reorganizations, cost reduction and avoidance, financial analysis and reporting, IPO management, financial and contract negotiations, ISO 9000 Quality Systems, SEC reporting and compliance. From 2006 to 2016, Ron served as Chief Financial Officer and Director of Luvu Brands, Inc., a manufacturer and e-marketer of consumer products for the wellness, lifestyle and fashion seating markets. From 2004 to 2009, Mr. Scott was president of Impact Business Solutions, LLC, a consulting business that provided financial management services to small and medium sized public and private companies. Prior to Impact Business Solutions, and from 1990 to 2004, Mr. Scott was Executive Vice President - Finance and Administration and a member of the Board of Directors for Cyanotech Corporation, a Nasdaq-listed natural products company. Mr. Scott holds a B.S. degree in Finance and Management from San Jose State University and an M.B.A. degree with a concentration in Accounting from Santa Clara University. Mr. Scott has relevant operating experience with emerging growth companies and an in-depth understanding of generally accepted accounting principles, financial statements and SEC reporting requirements.

Mr. Scott's Business Experience for the Last Three Years

Employer: Trilogy Capital Group, LLC

Employer's Principal Business: Private equity firm developing companies in various industries.

Title: President and COO

Dates of Service: From January, 2016 to present.

Responsibilities: Oversee day-to-day administrative operations, M&A activities, arrange financing and oversee portfolio companies, including Salon de Lingerie.

Employer: Salon de Lingerie, LLC
Employer's Principal Business:
Title: Chief Financial Officer
Dates of Service: From October, 2015 to present.
Responsibilities: Oversee day-to-day administrative operations, arrange financing, provide financial analysis and reporting.

Employer: Luvu Brands, Inc.
Employer's Principal Business: Publicly held (OTCQB:LUVU) manufacturer and direct marketer of consumer products for the wellness, lifestyle and fashion seating markets.
Title: Chief Financial Officer, Secretary and Director
Dates of Service: July, 2006 to present
Responsibilities: Manage day-to-day administrative operations, arrange financing, provide financial analysis and reporting, and SEC reporting and compliance.

Allocation of Time to Salon de Lingerie

With the exception of our President, Mr. Didic, each of the officers of Salon de Lingerie is also an officer of Trilogy and acts as an officer and/or director of other Trilogy portfolio companies. Trilogy is a private equity fund that incubates companies in various industries. Except for Mr. Didic who will devote 100% of his business time to our business and affairs once we become fully operational, none of the officers or directors expect to devote 100% of their business time to the business and affairs of Salon de Lingerie. The officers and directors of Salon de Lingerie expect to devote as much time as necessary or approximately 20 hours per week to the business of Salon de Lingerie.

PRINCIPAL SECURITY HOLDERS

6. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.**

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Trilogy Capital Group, LLC	Membership Interests in the Issuer	100%

Trilogy is the sole member of the issuer. It owns all of the issued and outstanding membership interests of the issuer. Since the Units being sold in this offering consist of debt securities, namely units of principal amount of the Notes, Trilogy will remain the sole owner of membership interests immediately following this offering. The issuer does not have any securities outstanding other than the membership interests held by Trilogy.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7.   Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Our Company

Our corporate name is Salon de Lingerie, LLC and we were formed as a Delaware limited liability company on October 15, 2015. We filed for trademark protection for the name "Salon de Lingerie" on May 17, 2016. We believe that the Salon will become an innovative weave of an ultra-high-end social club, restaurant and retail experience. The Salon is a wholly-owned subsidiary of Trilogy Capital Group LLC, a Miami-based private equity group.

We are a startup company in the very early stages of our development. As of the date of this offering statement, we have only nominal cash in our corporate bank account and have no significant assets. Our operations to date have consisted solely of developing the Salon de Lingerie concept and business plan, filing for trademark protection for our Salon de Lingerie brand, developing our corporate website and beginning to create branding around the Salon de Lingerie concept. We have conducted minimal business activities to date. We do not operate any restaurant properties or retail locations, and do not have any ownership or leaseholds in any restaurant properties or leasehold locations. Further, since we do not yet have sufficient capital, we have not taken any steps towards opening a restaurant, obtaining a restaurant leasehold or obtaining the necessary licenses and permits to operate a restaurant and retail location. We have not recruited or hired any employees, developed any a training program, or implemented any management information system. Our business plan, which is outlined in this offering statement, is something we presently aspire to pursue. We cannot assure you that we will be able to implement any facet of our business plan or if we are able to implement our business plan that the plan will be successful.

As of March 31, 2016 we have not generated any revenue and have incurred ($84,786) in losses since our inception on October 15, 2015, and have relied upon our sole member, Trilogy, to fund our operations.

We do not expect to generate revenue which would be sufficient to sustain our operations for at least the next 12 months. Accordingly, for the foreseeable future, we will continue to be dependent on additional financing in order to maintain our operations and continue with our corporate activities.

We estimate that we will need to raise a minimum financing of $1,100,000 in order to meet our minimal working capital requirements over the next 12 months, including the opening our Beta Salon de Lingerie location in Miami, the creation and manufacture of a private label lingerie line, and the commencement of franchise operations.

In their review report on our financial statements for the period ended March 31, 2016, our independent audit firm issued a going concern opinion. In their report they expressed serious concerns about our ability to meet our financial obligations, pay our liabilities as they become due, and continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

If we raise any capital in this offering and we are then unable to raise additional capital, we will not be able to execute our business plan and you may lose your entire investment.

The "Beta Launch" and Our Path to International Franchising

While there are no assurances, we intend to launch our first property in the fourth quarter of 2016 in Miami. This property will serve as our "beta launch" or prototype. We expect that this property will not only generate profit, but also validate the concept for world-wide franchising. See "Salon de Lingerie Franchise Business Model" below. Management is targeting the top 50 global markets for franchising which include New York (the Meat Packing District), Los Angeles (West Hollywood or Beverly Hills), London (Mayfair), Paris (Montparnasse), Las Vegas, Berlin, Hong Kong (Central), Madrid (the Art District), Moscow (Tretyakovsky Proezd) and other capital markets.

Our Franchise Business Model

The essence of any successful franchise business model is the marketability of the right to use its brand (trademark or trade-name) as well as certain business systems and processes, and to produce and market goods or service according to certain specifications. In our case, we expect that the franchisee will pay one-time franchise fee plus a percentage of sales revenue as royalty. We believe that as we begin to launch various franchise locations, the Salon franchisee will gain immediate name recognition, a tried and tested concept, standard space design and design décor protocols, detailed systems and strategies for strategically marketing the business, training of employees, and ongoing support from the franchisor in promoting and upgrading of the products. We expect that we will be able to offer to the Salon franchisee the ability to gain the ability to expand business and earnings with a relatively low amount of capital outlay. As the franchisor we benefit through a one-time payment for the rights, an on-going royalty and the sale of the Salon's private label apparel at a reduced price point. While the financial data points are still being developed, management anticipates the following:

1. **One time franchise fee: $100,000 to $200,000**

2. **Royalty fee: 5% of gross revenues**

3. **Apparel sales at a price point to the franchisee between cost and 50% of retail.**

4. **Management has not yet made a final determination regarding franchisee minimum net worth or minimum liquid asset requirements nor has it made a final determination regarding ad fees.**

As noted previously, the target markets for international franchising are:

Amsterdam	*Atlanta*	*Auckland*	*Barcelona*	*Berlin*
Boston	*Brisbane*	*Brussels*	*Budapest*	*Chicago*
Copenhagen	*Dubai*	*Dublin*	*Dusseldorf*	*Frankfurt*
Geneva	*Hamburg*	*Helsinki*	*Hong Kong*	*Honolulu*
Houston	*Istanbul*	*Las Vegas*	*London*	*Los Angles*
Luxembourg	*Lyon*	*Madrid*	*Melbourne*	*Milan*
Minneapolis	*Monaco*	*Montreal*	*Moscow*	*Munich*
New York	*Oslo*	*Paris*	*Perth*	*Rome*
Seattle	*Seoul*	*Stockholm*	*Sydney*	*Tokyo*
Toronto	*Vancouver*	*Vienna*	*Washington DC*	*Zurich*

From an investor's perspective, we believe that the maximum return to be generated by the Salon is through franchising the concept internationally, thereby opening new markets while commercially capitalizing on the existing awareness of the Salon de Lingerie brand.

Comparable Franchisor Metrics

For illustrative purposes only, the following table provides information regarding other franchisors. The table provides the name of the other franchisor, the franchise fee payable by franchisees of the other franchisor, the total cost to the franchisee for a franchise, the minimum net worth and liquid assets that a franchisee must have to obtain a franchise, and the royalty and ad fee payable by a franchisee. We believe that our proposed fees are competitive with these other franchisors and take into account the earlier stage of our development when compared to these other more established franchisors.

Company	Franchise Fee	Total Cost	Min. Net Worth	Min. Liquid Assets	Royalty	Ad Fee
Hard Rock Café	$350,000	$2,500,000	$2,000,000	$1,000,000	5.00%	1.00%
Shula's Steakhouse	175,000	2,000,000	1,500,000	1,000,000	8.00%	0.00%
Ruth's Chris Steakhouse	100,000	3,500,000	1,000,000	1,000,000	5.00%	0.00%
Hooters	75,000	1,250,000	2,500,000	1,500,000	5.00%	2.00%
Burger King	50,000	1,750,000	1,500,000	500,000	4.50%	-
Taco Bell	45,000	1,800,000	1,500,000	750,000	5.50%	-
KFC	45,000	1,900,000	1,500,000	750,000	4.00%	5.00%
McDonald's	45,000	1,750,000	-	750,000	4.00%	-
Sonic	45,000	1,500,000	1,000,000	500,000	5.00%	3.25%
Dunkin Donuts	40,000	750,000	1,500,000	250,000	6.00%	-
Twin Peaks	50,000	1,750,000	1,500,000	500,000	5.00%	-
Tilted Kilt	100,000	1,750,000	-	1,000,000	6.00%	-
Average Cost	$97,000	$1,870,000	$1,555,556	$791,666.67	5.25%	1.88%

The Salon de Lingerie Experience

We believe that the Salon de Lingerie experience will be a powerful one. As currently contemplated, when one walks into the Salon, the senses will be bombarded. From pulsing mid-tempo ambient music with attractive, lingerie-attired servers, bartenders and DJ, to a white environment flooded with dynamic lighting throughout, we anticipate it will be effectively a "Fashion Week Party" with beautiful people, great music, and sophisticated high-end cuisine in a space imbued with extraordinary ambience and energy. At the far end of the space, facing the street, the Salon will install a floor-to-ceiling, wall-to-wall LED screen. While there is essentially unlimited programming the Salon can run, one should think in terms of the Fashion Channel, with edited programming featuring lingerie runway shows and lingerie "vignettes" but on an imposing big screen.

Our Planned Showroom

Based on current expectations, there will be two distinct areas of the Salon: the main bar and seating area, reached when one enters the Salon from the street, and the "Showroom," reached when one enters the back of the main area of the Salon. The Showroom is essentially a micro version of a Victoria's Secret or Agent Provocateur retail store but with leather couches and large easy chairs where customers will be able to enjoy the same food and libations as the "front of the house" while perusing the wall displays of lingerie apparel with a champagne in hand or waiting for a partner who is trying on lingerie in one of the several dressing rooms.

Perceived Value vs. Low Cost

Salon de Lingerie expects to employ a key metrics cost structure similar to that of a quick-serve restaurant, but with enhanced revenue-per- customer when factored with the prospective lingerie sale. We expect that our costs on a per-square-foot basis will be similar to those of a fast-casual concept pop-up rather than a fine dining restaurant, but we expect to generate a higher than average revenue-per-square-foot. In addition, our CapEx, or capital expenditure, as currently conceived is expected to essentially "plug and play"— that is, we will move in, plug in the refrigeration and convection ovens (which require no venting or special wiring, thus eliminating numerous issues around permitting), modify existing non-bearing walls, install lighting, sound systems, clothing fixtures, tables and a bar, and commence the generation of revenue with shortened time frames and minimal capital investment in infrastructure. While that description may sound overly simplistic, it is the threshold philosophy of Salon de Lingerie.

Our Commitment to Social Responsibility

We believe that the Salon will be an ideal location for upscale non-profit events appealing to more affluent attendees. We expect that the events will be staged on low-revenue evenings. The Salon expects to partner with many of Miami's top non-profit organizations to support fundraising and volunteer participation. While the non-profit visibility will obviously support the development of brand equity, more importantly, the principals of Salon de Lingerie are committed to supporting a broad array of legitimate social causes. "Doing good while doing well."

Our Planned Product Offerings

Salon de Lingerie will essentially have three primary products:

- Private-label high-end **lingerie**

- **Food** in the form of high-margin gourmet small plates

- **Liquor** with an emphasis on high-margin craft cocktails, premium wines, and champagne

Our Private Label Lingerie

All lingerie products will be 100% proprietary and will be labeled Salon de Lingerie. While we expect that the look and feel of the lingerie will be high-end luxury with correspondingly higher price points, we intend that all products will be private labeled from a U.S.-based manufacturer. We intend to appeal to our customers' desire for uniqueness and quality craftsmanship which we believe will be reflected in the handwork and craftsmanship involved from hand-embellished crystals and quality fabrics to accessories and packaging reflecting the demi-couture nature of our future exclusive products. Although at the high end of the luxury market, the primary comparisons for our product are Agent Provocateur and La Perla. The Salon itself will only carry a minimum number of SKUs with a focus on "collections." The Salon will maintain a full online retail site of all of its products, which will also be accessible at the customers' tables in the event that certain items are not available at the Salon. As conceived, Salon de Lingerie will not maintain deep inventory but will rely on its private-label manufacturer for fulfillment directly to its customers on a revenue-sharing basis.

As currently planned, all materials will be principally sourced and manufactured in the United States. We believe this will allow for faster manufacturing time frames and greater quality control.

We expect to rely on **Cristina Reaboi**, our Fashion Director and Resident Designer & Stylist, to assist us in creating and selecting our private label lingerie offerings. Ms. Reaboi is the principal designer for Salon de Lingerie's line of luxury lingerie. Ms. Reaboi has extensive experience in the fashion industry with a range of skills including concept development, raw material selection and buying, sketching, pattern-making and sewing. She is experienced with research, sourcing and the identification of current trends in global and local markets. She also has all-encompassing experience with multiple new product launches. Prior to joining Trilogy Capital as part of the launch team for the Salon, Ms. Reaboi was an Assistant Designer at Fleur du Mal in New York, a luxury lingerie company. At Fleur du Mal she executed research for upcoming seasons, built the company's sample room, worked on fabric sourcing and utilized her sketching skills for new creations. Prior to Fleur du Mal, Ms. Reaboi was employed by Harvey Faircloth, New York as an Assistant Designer and Assistant Production Manager. In that capacity she reviewed sample prototypes, analyzed all pre-production samples to meet all company requirements, prepared fit samples and assisted pattern makers. Ms. Reaboi started her career with Art of Shade, a Fort Lauderdale-based couturier design house where she served as a Fashion Designer Assistant and had broad responsibilities ranging from original design, styling to preparing models for runway shows. Her "eco" creation was featured in BG Magazine on Eco-Couture. Ms. Reaboi received her BA from the College of Fine Arts in Moldova where she majored in Fashion Design with a minor in Painting.

Ms. Reboi is a non-exclusive consultant to the Salon and is compensated at the rate of approximately $35,000 per year.

Our Liquor

Our focus will be on craft cocktails, premium wines and champagne. Craft cocktails are a major national trend. We believe that the appeal of specialty artisanal cocktails in bars across the U.S. is significant. The hand-crafted cocktail movement involves the use of fresh ingredients, homemade mixers, and premium liquors. Though preparation time is increased, the margins can be substantial with the end result being the creation of premium libations with high retail price points.

While the Salon will have a full array of premium liquor and wine, it will also focus heavily on high-end champagne and cognac offerings. The wine list will be moderate in size but emphasize premium wines and champagnes, with customers encouraged toward so-called "VIP Bottle Service."

Our Food

While Salon de Lingerie's food offerings will not be labeled as tapas or dim sum, the concept is similar. The Salon will serve high-end gourmet smaller portion edibles or small plates.

Our Technology

Every table at the Salon will have an iPad-type tablet that is always online. Our guests will be able to browse the drinks and food selection as well as order lingerie items, either those in stock or those available online at the Salon's internet store which we expect to launch at the same time as our Beta location in Miami. A few national restaurant chains have begun to experiment with tablet-based menu services. We expect that ours will be one of the first to allow customers to browse the food menu and place their orders as well as order lingerie from their tables. We expect that pictures and detailed descriptions of the Salon's offerings will be shown through the tablet. We expect that the Salon will be able to engage its future customers by offering a number of features through the tablet, such as social media connections. We expect that the tablet will also be a vehicle to gather email addresses with the objective of building a major database over time to which the Salon can market everything from the introduction of new collections to special events.

Our Restaurant Design and Experience

As currently anticipated, in the simplest of terms, management of the Salon is seeking to minimize start-up costs by adopting a "pop-up" approach with a committed avoidance of material leasehold capital investments or CapEx. We will employ an experienced independent architectural and interior design team coupled to the restaurant consultants that we will engage but with a clear mandate of minimizing costs and speed-to-market and revenue generation.

High-Margin, Low-Cost Food and Food Preparation

Salon de Lingerie will employ two significant food and food preparation strategies. First, we anticipate that we will not have a full service kitchen. That is to say there will be no full time chef or sous chef. Our objective will be to have the bulk of all food offerings prepared off-premises by a high- end commercial kitchen and will generally be delivered to the Salon on the day of preparation, where they will be refrigerated until ordered. In the quick-serve restaurant world, new technologies allow for rapid heating and cooking (where required) in a highly efficient and non-invasive manner. These technologies are not traditional residential microwaves. Companies such as Subway and Starbucks as well as higher-end elegant cuisine facilities rely on a brand of products called TurboChef, which is one of the brands that we expect to utilize. The ability to deliver high-end quality food which has not been prepared on-premises is, in part, technology-driven.

The TurboChef Technology

According to TurboChef, its TurboChef i5 high-speed electric commercial rapid cook convection microwave oven allows users to prepare a wide range of foods at lightning fast speeds without compromising quality. This unit uses a microwave system and stirred impinged air for fast, even cooking, and its spacious 14" x 24" internal chamber can accommodate metal pans for cooking convenience. Thanks to its internal catalytic filtration system it can also operate without ventilation, and it boasts a smart menu system that holds 200 programmed recipe settings for easy use.

Our Chef Consultant

We expect to retain the services of **Chef Dave Danhi** for the Salon. Chef Danhi is an award winning culinary professional. Most recently, Chef Danhi was the Founder and Chef for The Grilled Cheese Truck, the first publicly held gourmet food truck in the United States (OTC: GRLD). Chef Danhi currently works as a consulting chef for a number of early stage and mature restaurants and food operations. He is also President of DD Factor, a hospitality recruiting company that he bought in 2005. A resident of Los Angeles since 1959, Chef Danhi has been an integral part of recruiting restaurant management, principally for Southern California. Chef Danhi's culinary career has been highlighted with such work experience as Company Executive Chef at Kings Seafood Company, a prestigious steak house concept in Los Angeles, Opening Chef at Habana Restaurant in Costa Mesa, California, a Nuevo Latino restaurant with a Cuban flair that received best new restaurant in Orange County in 1995, and Executive Chef at the now Michelin starred Water Grill, a critically acclaimed seafood restaurant in Los Angeles. Chef Danhi was also the Executive Chef at the prominent Roxbury Supper Club in Hollywood. In addition, Chef Danhi held the Executive Chef position at Georgia restaurant, also in Hollywood. At Georgia, Chef Danhi received accolades including the Robert Mondovi Award of Culinary Excellence (naming him one of the country' stop rising star chefs in 1994), Best Restaurant of the Year in 1993 by numerous magazines including Bon Appétit, Esquire and Travel and Leisure, and best crab cakes in Los Angeles two years in a row. With the launch of Salon de Lingerie, Chef Danhi brings his special culinary skills to the Miami market.

We entered into a consulting agreement with Chef Danhi on June 9, 2016. Under the consulting agreement Chef Danhi agrees to work with our Chief Executive Officer and our restaurant consulting group to design a menu comprised of 15 to 20 gourmet "plates" specials to be rotated on a regular basis and consistent with our business model. The creation of the menu items is focused on high end presentation but ease of preparation. Chef Danhi will also work with appropriate personnel in connection with the creation of an off premises kitchen able to competently and efficiently produce the menu items for delivery to the Salon on a daily basis. Finally, Chef Danhi will consult with respect to the cost, margin analysis and pricing for the menu items. We agreed to compensate Chef Danhi as an independent contractor at a rate of $125 per hour with a minimum of 4 hours per day on requested days in Florida. The agreement also contains a confidentiality, non solicitation and non competition provisions. The agreement is on a month to month basis and may be terminated by either party at any time.

The Salon de Lingerie Brand

Brand Personality

Brands have personalities. We believe that the upscale fun and "sexy" personality of Salon de Lingerie is defined, programmed and utterly unique in the world of food and drink.

Brand Promises

We expect that the Salon de Lingerie brand will have high integrity. For our brand to have integrity, we will establish a distinct set of promises that differentiate it and define it. A strong brand involves meeting promises with integrity. Our brand promise is a sophisticated, upscale and exciting experience.

Brand Positioning

We don't merely want to be considered the best of the best. We want to be considered the only one that does what we do. As the "only," we become a sole-source provider with a unique brand and can dominate an international market with an early-mover advantage.

Personnel "Branding"

The Salon's "uniforms" will be the very product that the Company sells. The servers will effectively be the "demo models" who model lingerie available to our customers on a real-time basis. From elegant corsets to garter belt and stockings, the customer will simply have to ask the server or tap on the screen for his/her selections. The servers and employees will be the ambassadors of the brand. The uniform is an extension of the brand of our overall restaurant design process.

Brand Visibility

The Salon will be launched with high-end "retail" visibility—that is, large glass windows that draw in prospective customers. Attractive people, great music, and high-impact theatrical lighting will make this a compelling and unique experience and visually accessible from the street. The strong street visibility will be a major component of Salon de Lingerie's brand and its marketability.

The Rollout of Salon de Lingerie

The Team Approach and the Hollywood Film Production Model

The following is an extract from The New York Times Magazine, Adam Davidson, May 5, 2015:

> "…This approach to business is sometimes called the 'Hollywood model.' A project is identified; a team is assembled; it works together for precisely as long as is needed to complete the task; then the team disbands. This short-term, project-based business structure is an alternative to the corporate model, in which capital is spent up front to build a business, which then hires workers for long-term, open-ended jobs that can last for years, even a lifetime. It's also distinct from the Uber-style 'gig economy,' which is designed to take care of extremely short-term tasks, manageable by one person, typically in less than a day.

> With the Hollywood model, ad hoc teams carry out projects that are large and complex, requiring many different people with complementary skills. The Hollywood model is now used to build bridges, design apps or start restaurants. Many cosmetics companies assemble a temporary team of aestheticians and technical experts to develop new products, then hand off the actual production to a factory, which does have long-term employees. (The big studios, actually, work the same way: While the production of the movie is done by temps, marketing and distribution are typically handled by professionals with long-term jobs.)"

There are literally dozens of specialized disciplines that have to come together to complete a successful new restaurant prototype. We believe the entire team should report to the most senior marketing strategist, who in turn reports to the executive team. There are literally thousands of decisions that must be made through the course of a restaurant design project. All of these decisions should be viewed through the lens of the brand, and that is the domain of our most senior marketing advisor and key executive with P&L responsibility.

Salon de Lingerie's design is not just about picking colors and fabrics. It involves an extraordinary amount of technical knowledge of how restaurants work and how retail clothing operations work. It's why we will employ associated professionals with deep restaurant and retail knowledge.

Viability Analysis

Our prototype franchise concept will act as an "R&D" process for future decisions and investments, such as location, equipment purchases, number of employees, and the kinds of marketing strategies we employ. We have invested significant intellectual capital in the most effective strategies to merge high-margin cuisine, high-margin liquor and compelling marketing programs driven by aggressive social media strategies in the launch of Salon de Lingerie.

Mortality Rates and Mitigation of Risk

As every investor knows, there are high failure rates for restaurants. According to the National Restaurant Association, 30% of new restaurants fail in the first year, and of those that survive, another 30% close in the next two years.

Based on our research, we believe there are a number of relevant factors that drive these failures: large menus with too many items, oversized dining rooms, multi-ingredient dishes, huge liquor selections and wine lists, and over-decorating. They're all symptoms of the same problem: overcomplicating the concept.

Salon de Lingerie avoids the temptation to create an extensive menu. This may be the underlying factor in why restaurant owners routinely go overboard when designing their concepts. They push their own sensibilities on the general public, not realizing that their tastes are the exception to the rule and not indicative of the tastes of the public at large.

Restaurateurs think they need to present every dish possible to make out of the ingredients they already carry. We believe the idea that having a larger selection will appeal to more people is wrong.

Our menu will be small. This serves many purposes. A small menu is easier to control costs on, easier to prepare and order for, and easier to provide consistency with. By having a small menu, we believe that we will be able to provide faster service and better food quality and be more profitable. We expect to keep our menu elegant but simple.

We will keep our market simple, appealing only to a high end demographic. By going after "everyone," we could end up with no one. We will position the Salon as exclusive for our small plate gourmet fare or demi-couture luxury lingerie offerings and keep our demographic simple and focused.

Craft cocktails: Again, we are not attempting to carry every liquor any possible customer could want. If we have Glen Fiddich but not five other single-malt scotches, any reasonable customer is not going to overlook our restaurant next time because we don't carry their particular brand. It is more important for us to have a manageable inventory. We will keep our premium liquor and wine selection simple.

The fundamental philosophy of the Salon's concept and design, while upscale and elegant, is "Simplicity is the ultimate sophistication." Any time we have the opportunity to simplify our concept, we will. Salon de Lingerie will be something that is simple to manage and simple to market. We believe this business philosophy will generate maximum profit for our investors.

Pricing Strategy

Most restaurants base their pricing on what they believe the market will bear. Others simply choose prices that will provide a reasonable food cost percentage. In the development of our business plan, it is important to remember that choosing a pricing structure is a strategic decision. It needs to be consistent with our mission statement and our objectives. We are committed, as a business philosophy, to the highest price points with the greatest margin while maintaining the integrity of the products and the brand.

Traffic/Valet Parking

We expect that we will contract with a valet service. There are a number of prominent Miami-based valet operations that provide services to a number of businesses in Miami. We do not expect to have any difficulty identifying a suitable valet service.

Social Media, Advertising, and Promotional Initiatives

Social media refers to communities based online through websites like Twitter, Facebook, Pinterest, and LinkedIn, as well as other participatory online communities.

The following bullet points summarize our social media, advertising and online strategy:

- Create a strong online presence
- Utilize OpenTable and other third-party reservation services
- Build relationships with bloggers
- Continual Website development and modification
- Seek out online reviews
- Develop direct email marketing campaigns
- Utilize newsletters and promotional emails
- Utilize point of sale software
- Maximize public relations – storytelling for our brand
- Utilize traditional marketing

Competition

Our Salons will operate at each future location as both a restaurant and a retail sales lingerie boutique. Accordingly, we will compete in both the restaurant industry and in the retail lingerie sales industry. Both industries are highly competitive and fragmented, and the number, size and strength of competitors vary widely by region, especially within the general upscale restaurant segment.

We believe that restaurant competition is based on quality of food products, customer service, reputation, restaurant décor, location, name recognition and price. We expect that our future Salons will compete with a number of restaurants within their markets, both locally owned restaurants and restaurants that are part of regional or national chains. For our future lingerie products, we expect to compete with traditional department stores such as Macy's and Nordstrom and specialty stores such as Victoria Secret. The online businesses of the aforementioned retailers, as well as pure play e-commerce business such as Amazon, will also be competition. We expect that our competitive advantages will be the quality and assortment of our future merchandise and services, our value proposition, the quality of our future customers' shopping experience brought about as the result of what we believe will be our unique Salon experience, knowledgeable and welcoming sales personnel that we will employ and the convenience of our future Salons as a one-stop destination for entertainment, lingerie and dining.

Seasonality

Our future restaurant business will subject to seasonal fluctuations comparable to most restaurants. Like other restaurants in our segment, we expect that the percentage of our future annual revenues earned during the first and fourth fiscal quarters will be typically higher due to holiday traffic, increased gift card purchases and redemptions and increased private dining during the year end holiday season.

Our future retail lingerie sales business will also be subject to seasonal fluctuation. We expect that significant portions of our net sales and profits will be realized during the fourth quarter of the fiscal year due to the holiday selling season. To a lesser extent, we believe that our business is also affected by Valentine's Day. Any decrease in sales during these higher sales volume periods could have an adverse effect on our business, financial condition, or operating results for the entire fiscal year.

Government Regulation

The restaurant industry is subject to many laws which directly affect our organization and planned operations. Each restaurant we open must comply with various licensing requirements and regulations by a number of governmental authorities, which typically include health, safety and fire authorities in the municipality where our restaurant will be located. The development and operation of a successful restaurant depends upon selecting and acquiring a suitable location, which is normally subject to zoning, land use, environmental, traffic, and other regulations. Further, our operations will also be subject to various laws governing such matters as wages, health insurance requirements, working conditions, citizenship and work permit requirements, and mandatory overtime pay, all of which will directly affect our labor costs.

Additionally, because we anticipate a significant portion of our revenue to be generated from the sale of alcoholic beverages, we must comply with any and all regulations governing their sale. Typically this requires the proper licensing at each restaurant location (in many cases it needs to be renewed on an annual basis). Such licenses may be revoked or suspended for cause at any time. These regulations often relate to many aspects of the restaurant, including the minimum age of patrons and employees, hours of operation, advertising, wholesale purchasing, inventory control and handling, and storage and dispensing of alcoholic beverages. The failure of any of our future restaurants to obtain and retain such a license would limit its ability to generate sufficient revenues to achieve profitability at that particular location, which could subsequently impact our business's overall revenues and ability to achieve (and if achieved, maintain) profitability.

Preliminary Budget

While management is still refining the business plan and identifying a suitable Miami location, we estimate that we will need to raise a minimum of $1,100,000 in order to meet our minimal working capital requirements over the next 12 months, including the opening our Beta Salon de Lingerie location in Miami, the creation and manufacture of a private label lingerie line, and the commencement of franchise operations. We are assuming that our initial Miami location will be an approximate 4,000 to 4,500 square foot space.

We entered into an agreement with Trilogy, our sole member, that requires Trilogy to fund up to $100,000 of our capital requirements as an equity contribution. Through March 31, 2016, Trilogy contributed a total of $87,645 in the form of equity. Any amounts funded by Trilogy in addition to the $100,000 commitment will be treated as a loan from Trilogy to our company.

Trilogy has structured the capital sources on the following pro forma basis. It should be noted that these are current estimates and the amount of capital required my change.

Trilogy Capital Group:	$ 100,000
This Offering:	$ 600,000
Private placements:	$400,000
	$1,100,000

We are offering debt securities in this offering. Similarly, we expect to offer debt securities in the private placements in which we expect to raise $400,000 after we consummate this crowdfunded offering. Accordingly, we expect that unless additional capital is obtained in another form, Trilogy will remain the sole equity owner of the Salon even after all capital is raised. None of the investors in this offering will participate in any distributions on equity made by the Salon in the future.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

An investment in the Notes involves a high degree of risk. You should carefully consider the risks described above and those below before deciding to purchase any Units in this offering. If any of these risks actually occurs, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.

General Business and Investment Risks

We do not have adequate funds to open our first Salon.

Under our business plan, we anticipate that we will need total funding of $1,100,000 for our first twelve months of operations, including funds to open our first Salon de Lingerie, manufacture our initial inventory of lingerie and commence franchising operations. If this offering is subscribed in full, and Trilogy fulfills its $100,000 commitment to us, then we will have a total of $700,000 raised. We will still need to raise an additional $400,000 through other financing activities. Accordingly, we will need funding from other sources apart from this offering. In addition, we may require more funds than projected. There can be no assurance we will raise the necessary funds to open its first Salon and manufacture our initial inventory of lingerie, and if we do not raise the necessary funds, you will likely lose your entire investment.

The initial Note purchasers will bear a substantial risk that we will not raise sufficient funds to open our first Salon de Lingerie and have the lingerie inventory to sell at the Salon.

The minimum amount of Units that must be sold for the Company to accept subscriptions is only 200 or $50,000. Once we raise the $50,000 minimum in this offering, we intend to accept subscriptions as they are received. Thus, investors who purchase Units prior to the offering being subscribed in full will bear the risk of whether there will be additional investors to complete the offering or that the Company would be able to raise funds in another manner. *If the Company does not obtain at least $1,100,000 in funding, it is highly likely that you will lose your entire investment.*

There is substantial uncertainty as to whether we will continue operations. If we discontinue operations, you could lose your entire investment.

Our independent registered public accounting firm has discussed their uncertainty regarding our business operations in their review report dated June 17, 2016. This means that there is substantial doubt that we can continue as an ongoing business for the next 12 months. The financial statements do not include any adjustments that might result from the uncertainty about our ability to continue in business. As such, we may have to cease operations and you could lose your entire investment.

Salon de Lingerie is a startup company and does not have any significant operations.

We are a recently formed start-up company. Presently, we only have a business plan as to how we will commence and operate our proposed business. Our only assets consist of our business plan, trademark application, website and a nominal amount of cash. We have no other material assets. We do not have a lease for the expected site of our first Salon, have not designed our first Salon, and have not commenced the preparation of the documents required to sell franchises. Thus, you are taking the risk that we will not be able to open its first Salon and expand our business as contemplated in the plan.

Our ability to repay the Notes will depend upon opening our initial Salon de Lingerie and selling Salon de Lingerie franchises.

Our ability to pay interest on the Notes will depend in significant part on generating revenues in its business. Our plan does not project any revenues until the fourth quarter *after the completion of the funding of the entire $1,100,000 needed to launch our Beta Salon in Miami, create our private label lingerie line and commence our franchise operations.* Unless and until we generate revenues, our only source of funds to pay interest on the Notes will be from the issuance and sale of the Notes or funding we may obtain from our sources (and we have no commitments for other funding other than the Trilogy commitment). We do not intend to establish an interest reserve with a portion of the proceeds of the sale of Units in this offering, and thus investors have no assurance that we will have funds to pay interest.

Under our projections, we will not generate sufficient revenues to pay interest based on revenues until the fourth quarter after the completion of funding.

Delays in obtaining the full financing, opening the initial Salon de Lingerie and selling franchises would result in slower than projected revenue growth and would push back the quarter in which you would receive interest at a rate greater than 12.5% per annum and, in fact, investors may never receive interest based on percentage of revenues. In order for interest to be paid based on a percentage of revenues, assuming an additional $400,000 (for a total of $1,100,000) of Notes are issued, our revenues in a quarter will have to exceed $520,833.

We may prepay the Notes at the end of any annual period.

We have the right to prepay the Notes at the end of any annual period. Such repayment would shorten the period, if any, that you would be entitled to receive interest payments based on our revenues.

The Notes are unsecured.

Because the Notes are unsecured, you will be general unsecured creditors of our company and will have no recourse to the assets of our company to collect the Notes, unless and until you obtain a judgment. Further, you will rank *pari passu* with all other unsecured creditors and will be junior in right of payment to any secured creditors. While we have no other debt as of March 31, 2016, the Notes do no prohibit us from additional borrowings (secured or unsecured).

Trilogy and its Chief Executive Officer, Alfonso J. Cervantes, control our company and have the power to make all decisions for our company.

We have no Board of Managers or any independent manager. A Board of Managers or independent managers might provide to the Company greater depth of business experience, a higher level of corporate governance, and a broader, more balanced, and/or more well-rounded business perspective. Trilogy, as the sole member of our company, manages our company and makes strategic and day-to-day decisions regarding our company. Mr. Cervantes controls Trilogy and, therefore, may unilaterally make decisions regarding our business strategy, operations and significant corporate matters such as mergers and acquisitions, financings, the entry into material agreements and other corporate transactions.

None of the Company's management has any experience in franchising.

While we plan to retain experienced franchise legal counsel to assist in the offering of franchises, no member of our management team has experience in the offering and sale of franchises or the management of a franchisor.

Investors in this offering are not receiving equity in our company and will have no voting rights or control over the business and operations of our company.

You will be a creditor of our company if you acquire Units, and will not have any of the rights associated with owning an equity interest in an enterprise. Specifically, you will not be entitled to any distribution of profits from our company other than as specifically contemplated by the Notes.

There are no limitations on our ability to make compensatory or other payments to our manager and officers (or their affiliates) or to make distributions to our member.

The Notes contain no limitations on our ability to compensate our manager or officers or to make distributions to Trilogy, our sole member. Compensation and distribution payments will reduce our funds available to pay interest on the Notes or to repay the Notes at maturity.

The Notes may not be transferred without the consent of our company, which consent may be withheld for any reason.

Even if we consent to a transfer, the Notes are "restricted securities" under the Securities Act, and may transferred to only in non-public transactions exempt from the registration requirements of the Securities Act. As a result, you should anticipate holding the Notes until they are repaid.

Risks Related to Our Lingerie Business

Our operations and the operations of many of our manufacturers are subject to additional risks that are beyond our control and that could harm our business.

Our limited operating experience with no brand recognition in new markets may limit our expansion strategy and cause our business and growth to suffer. Additionally, our ability to attract customers to the salons depends heavily on successfully locating our salons in suitable locations and any impairment of a store location, including any decrease in customer traffic, could cause our sales to be less than expected.

Our proposed private label lingerie business is highly reliant on our future supply chain.

Any disruptions or delays in shipments, changes in relationships with key partners or increases in logistics expenses would adversely affect us. We will rely entirely on third-party suppliers and manufacturers to provide fabrics for and to produce our products on a private label basis, and we have limited control over these suppliers and manufacturers and may not be able to obtain quality products on a timely basis or in sufficient quantity.

Changes in local economic conditions in countries where our manufacturers or suppliers will be located in the future may limit the manufacturers or suppliers ability to fulfill our orders.

We will rely exclusively on outsourced manufacturing for our private label lingerie lines. Economic conditions in local regions where our suppliers may be based may affect their ability to provide private label products to us on an expedient basis. A delay in receiving these products would reduce our available inventory and affect our sales. Furthermore, we do not expect to have long-term contracts with our suppliers in the future until we gain critical mass and accordingly may face significant disruptions in supply from our future sources.

We operate in a highly competitive market and the size and resources of some of our competitors may allow them to compete more effectively than we can, resulting in a loss of our market share and a decrease in our revenues and gross profit.

The restaurant and retail industries are highly competitive in general. We anticipate facing a high level of competition when opening new Salons for customers (both tourists and locals), securing prime leasehold locations where we wish to open our Salons, and attracting and retaining qualified employees. Many aspects of our business model are not proprietary and, if they prove successful, may be replicated by others. We cannot prevent such competitors from entering the markets in which we seek to open new Salons.

Our future success is substantially dependent on the continued service of our senior management and other key employees.

We may fail to accurately forecast customer acceptance for our new products. Our fabrics and manufacturing technology are not patented or copyrighted and can be imitated by our competitors.

Risks Related to Our Salon Operation Business

Our future earnings will be highly dependent on the success of the initial Salon location. If the initial Salon location is unsuccessful, we will not be able to execute our franchise business model and may result in a loss of part or all of the investors' contributed capital.

Any deterioration in general economic conditions may affect consumer spending and may adversely affect revenues, operating results and liquidity of the initial Salon.

Consumers' tastes are continuously changing. In the event that a major shift in consumers taste occurs in the market it may cause the initial Salon to be unsuccessful. Our menu/product development and marketing programs may not be successful. Our inability to initiate/renew leases on favorable terms may adversely affect results of operations of the initial Salon.

Our ability to obtain all required governmental permits, including zoning approvals, on a timely basis may negatively affect our ability to execute our business plan.

Employment-related claims relating to alleged employment discrimination, wage and hour violations, labor standards or healthcare and benefit issues may all negatively affect our business. Any incidence involving guest injury, including food safety concerns will cause reputational damage and may result in other damages to our business, including potential lawsuits, money damages and fines and penalties. Unforeseen natural disasters such as a hurricane may cause significant damage to the initial Salon which we expect will be located in Miami.

Risks Related to Our Franchise Business

Our growth strategy depends in part on opening new lounges in existing and new markets and expanding our franchise system. We may be unsuccessful in opening new franchised lounges or in establishing new markets, which could adversely affect our growth.

As part of our longer-term growth strategy, we may enter into geographic markets in which we have little or no prior operating or franchising experience through Company-operated Salon growth and franchise development agreements.

The challenges of entering new markets include consumer unfamiliarity with our brand, and competitive and economic conditions, consumer tastes, and discretionary spending patterns that are different from and more difficult to predict or satisfy than in our proposed initial market. In addition, expanding our franchise system could require the implementation, expense, and successful management of enhanced business support systems, management information systems, and financial controls, as well as additional staffing, franchise support, and capital expenditures and working capital. Any failure on our part to recognize or respond to these challenges may adversely affect the success of any new Salons.

We may not be able to reach acceptable agreements regarding the lease or purchase of locations.

We may be unable to obtain or have available the financing required to acquire and operate a Salon, including construction and opening costs. We may be unable to respond to unforeseen engineering or environmental problems with leased premises. We may be unable to avoid the impact of inclement weather and natural and man-made disasters.

We may be unable to hire, train, and retain the skilled management and other employees necessary to meet staffing needs.

We may be unable to obtain, in a timely manner and for an acceptable cost, required licenses, permits, and regulatory approvals. We may be unable to respond effectively to any changes in local, state, and federal law and regulations that adversely affect our and our future franchisees' costs or abilities to open new Salons. We may be unable to control construction and equipment cost increases for new Salons. We may be unable to pay or refinance our existing debt or to obtain additional financing.

If we are unable to open new Salons or sign new franchisees, or if Salon openings are significantly delayed, our earnings or revenue growth and our business could be materially and adversely affected, as we expect a large portion of our growth to come from franchised new locations.

THE OFFERING

9.   What is the purpose of the offering?

The purpose of the offering is to raise capital for working capital and general operating purposes. In addition, the proceeds from this offering will be used to engage consultants and interior designers, advertising and marketing, legal, accounting and deposits for such things as leases and equipment.

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount is Sold	If Maximum Amount is Sold
Total Proceeds	$50,000	$600,000
Less: Offering Expenses		
(A) FlashFunders Success Fee (5%)	$2,500	$30,000
(B) FlashFunders Transactional Fee (2.5%)	$1,250	$15,000
(C) Legal Expenses	$20,000	$20,000
(C) Accounting Expenses	$2,500	$2,500
(D) Miscellaneous Expenses	$2,500	$2,500
Net Proceeds	$21,250	$530,000
Use of Net Proceeds		
(A) Advertising and Marketing	$21,250	$100,000
(B) Working Capital	$-	$405,000
(C) Lease deposit	$-	$25,000
Total Use of Net Proceeds	**$21,250**	**$530,000**

We will accept proceeds in excess of the target offering amount of $50,000. We will allocate oversubscriptions on a first come first served basis. We will use the oversubscribed amount up to $600,000 in the manner described in the above table.

11.   How will the issuer complete the transaction and deliver securities to the investors?

The transaction between the issuer and the investor will be completed through the FlashFunders, Inc. online platform, located at www.flashfunders.com. FlashFunders Securities, LLC will serve as the intermediary.

Upon acceptance of your subscription by our company and delivery of the subscription amount into the escrow account, you will be able to download a fully-signed copy of the subscription agreement and a signed copy of your Note showing the principal amount invested by you.

12.   How can an investor cancel an investment commitment?

Investors may cancel an investment commitment at any time up to the cancellation deadline, which occurs at 5:00 p.m. Los Angeles time, 48 hours prior to the offering deadline identified in these offering materials, which is December 31, 2016.

Cancellation instructions can be found in the FlashFunders investor dashboard. Investors may cancel their investment commitment by sending an email to cancel@flashfunders.com stating their intent to cancel the investment commitment.

The investment commitment will be considered cancelled at that time, and the investor will be contacted directly by FlashFunders with further information. If Investor's investment commitment is cancelled, the corresponding investment shall be refunded to Investor without deduction for any fee, commission or expense, and without accrued interest with respect to any money received.

Early Closing

If the target amount is reached prior to the offering deadline, the issuer may conduct an early closing. In the event that the issuer conducts and early closing, investors shall receive notice of such early closing as well as the new closing date, or the Early Closing Date. Investors shall have the right to cancel and shall have their investment commitment at any time and for any reason up until 48 hours prior to the Early Closing Date.

Material Changes

If there is a material change to the terms of the offering or to the information provided by the issuer in connection therewith, FlashFunders will send notice to each investor of such material change and inform the investor that the investment commitment will be cancelled unless the investor reconfirms their investment commitment within five business days. If any Investor fails to reconfirm their investment commitment within the reconfirmation period, the investment commitment will be cancelled automatically and FlashFunders will send to each investor, within five business days after initial notice of the material change, a notification that the investment commitment was cancelled and a direct the refund of the investment.

No Closings

If the company fails to reach the target offering amount by the offering deadline, each investor's investment commitment will be cancelled automatically and FlashFunders will direct refund of each cancelled investment to the investor within five business days.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in these offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

If the sum of the investment commitments does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned to investors.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

Terms of the Offering

We are offering Units of $250 of principal amount of 12.5% Revenue Participation Notes in the targeted minimum principal amount of $50,000 and the aggregate maximum principal amount of $600,000. The Notes will be sold in Units of $250 of principal amount.

For so long as the Notes are outstanding, interest will be payable quarterly on each $250 Unit of principal of a Note, within 30 days following the end of each calendar quarter, in an amount equal to the greater of 3.125% multiplied by the outstanding principal amount of the Note (i.e., 12.5% annualized) or the Revenue Percentage multiplied by the total revenues of the Company for such quarter. The "Revenue Percentage" shall be 0.0015% for each unit of $250 of principal amount of this Note outstanding (e.g. if the outstanding principal amount is $100,000, the Revenue Percentage shall be 0.6%).

Upon maturity, the last installment of interest will be paid at the rate of 12.5% per annum with the payment of principal; if any additional interest amount is due for such quarter based on total revenues of our company, the additional interest will be paid within 30 days following maturity. The maturity date of the Notes is December 31, 2019.

We reserve the right to prepay the Notes in whole or in part on the last day of any calendar quarter commencing with the calendar quarter ending March 31, 2018. There is no premium or penalty for such prepayment. In connection with prepayment in whole, the last installment of interest will be paid at the rate of 12.5% per annum with the payment of principal; if any additional interest is due for such quarter based on total revenues of the Company for such quarter, the additional interest will be paid within 30 days following prepayment.

The failure to pay interest when due will be an event of default if the Noteholder provides notice of default and we do not cure such default within 10 days of receipt of such notice. Upon the occurrence of an event of default, each holder of a Note may accelerate the maturity date and declare the principal amount of the Note and accrued and unpaid interest to be immediately due and payable.

The Notes may not be transferred without the consent of our company and compliance with all applicable federal and state securities laws.

You will not become members of our company and will not have any equity interest in our company through the purchase of Units of principal amount of Notes. You will have no voting or management rights or powers regarding the business and operations of our company.

Salon Credits

For each $250 Unit of principal amount of Notes purchased in the offering, each purchaser will be entitled to a non-transferable $50 aggregate credit to be used for the purchase of food, beverages and/or apparel (excluding taxes or tips) at any Salon. These Salon Credits will be issued in the form of a Salon de Lingerie "VIP" card and will expire on December 31, 2019.

14.   Do the securities offered have voting rights? [_] Yes [X] No

The securities being offered are units of principal amount of the Notes. They are debt securities and do not represent any ownership interest in our company. Accordingly, the holders of the Notes do not have any voting rights or any rights to distributions.

15.   Are there any limitations on any voting or other rights identified above? [_] Yes [X] No

As noted in our response to question 14 above, the holders of the Notes will not have any voting rights whatsoever and therefore this question 15 is not applicable.

16.   Explain how the terms of the securities being offered may be modified?

The Notes and an investors rights thereunder may only be modified through a written instrument signed by the holder of the Note and our company.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

> (1) to the issuer;
>
> (2) to an accredited investor;
>
> (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
>
> (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

In addition to the restrictions on transfer described above, the Units may not be transferred without the consent of our company which may be given or withheld in our company's sole and absolute discretion.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-

in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

The only securities of our company that are outstanding are membership interests. All of the membership interests are held by Trilogy, our sole member. We have not issued any other debt or equity securities, including securities that are convertible into, or exchangeable or exercisable for, our membership interests. The Notes, once issued, will become the only other security of the Company that is outstanding other than the membership interests that are all held by Trilogy.

We may offer other debt or equity securities, including derivative securities like options, warrants and convertible debentures or notes in the future.

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The rights of the securities being offered may not be materially limited, diluted or qualified by the rights of the holder of our membership interests. However, Trilogy, as the sole owner of all of our membership interests controls our company and determines its business and operational strategy. Trilogy also may determine the level of compensation paid to our executive officers who are also affiliates of Trilogy and the level of distributions of profits that our company makes to Trilogy as the sole holder of our membership interests. These decisions may affect a Noteholder's ability to receive interest payments and the return of principal investment under the Note.

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? [_] Yes [X] No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered.

See our response to question 18 and the risk factor captioned "There are no limitations on our ability to make compensatory or other payments to our manager and officers (or their affiliates) or to make distributions to our member."

21.   How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The securities being offered are Units of principal amount of the Notes. The Units are being offered at a price equal to $250 per Unit. Each Unit consists of a $250 principal amount Note. The Units are, therefore, being offered at par. If an investor purchases one Unit, the investor will receive a Note in the principal amount of $250 and will be entitled to receive the return of such principal amount on the maturity date (December 31, 2019) along with interest payments as described in the Note.

22.   What are the risks to purchasers of the securities relating to minority ownership in the issuer?

This risk does not apply to this offering because the investors are not acquiring an equity or voting interest in our company. Instead, the investors are acquiring a Note, which is a debt security that entitles the investor to the return of the investor's investment on the maturity date and interest payments as contemplated by the Note.

23.   What are the risks to purchasers associated with corporate actions including: additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

The purchasers in this offering are acquiring debt securities. Accordingly, many of the risks associated with corporate actions such as dilution that would result from selling additional securities do not apply. As disclosed elsewhere in this offering statement, however, Trilogy is the sole member of our company and can unilaterally approve corporate actions such as the sale of all of our company's assets or transactions between itself and other affiliates. To the extent that cash or other of our corporate assets are distributed out of the company or used as consideration in a transaction with an affiliate or to compensate an affiliate for services, there would be less cash and other assets available for the repayment of principal and the payment of interest on the Notes.

24.   Describe the terms of any indebtedness of the issuer.

We do not have any indebtedness other that trade debt incurred in the ordinary course of our business owed to our attorney, accountant and other service providers for bona fide services rendered to us. Our sole member, Trilogy, has made equity capital contributions to us in the amount of $87,645 through March 31, 2016 and has agreed to make additional equity contributions up to $100,000. Any amounts contributed to us by Trilogy in addition to the $100,000 will be treated as an unsecured loan. In the future we may accrue overhead amounts and salaries that will be due to Trilogy, affiliates of Trilogy or other executive officers of our company. See Question 26 below.

25. <u>**What other exempt offerings has the issuer conducted within the past three years?**</u>

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
October 15, 2015	4(a)(2)	Membership Interests	$87,645	Working capital and general corporate.

26. <u>**Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest: (1) any director or officer of the issuer; (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (4) any immediate family member of any of the foregoing persons. If yes, for each such transaction, disclose the following:**</u>

Specified Person	Relationship to the Issuer	Nature of Interest in Transaction	Amount of Interest
Alfonso J. Cervantes	Chief Executive Officer and Director Equivalent; Officer of Trilogy	Compensation for Services	We will pay or accrue a base salary of $6,250 per month for Mr. Cervantes beginning upon the completion of this offering. This base salary amount will be increased to $10,000 per month once we raise at least an additional $1 million in capital not including amounts raised in this offering.
Bojan Didic	President	Compensation for Services	We will pay or accrue a base salary of $6,250 per month for Mr. Didic beginning upon the completion of this offering. This base salary amount will be increased to $8,333 per month once we raise at least an additional $1 million in capital not including amounts raised in this offering.
Ronald Scott	Chief Financial Officer; Officer of Trilogy	Compensation for Services	We will pay or accrue a base salary of $5,000 per month for Mr. Scott beginning upon the completion of this offering.
Trilogy	Sole member of our company	Overhead allocation	Upon completion of this offering we will pay or accrue an overhead allocation to Trilogy in the amount of $5,000 per month. This overhead allocation will cover rent, administrative services, bookkeeping services, communications and similar overhead resources being provided by Trilogy.

FINANCIAL CONDITION OF THE ISSUER

27. <u>Does the issuer have an operating history? [__] Yes [X] No</u>

28. <u>Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.</u>

We are a development stage company with limited operations and are not currently generating any revenues from our business operations. Our independent accounting firm has issued a going concern opinion. This means that our auditors believe there is substantial doubt that we can continue as an on-going business for the next 12 months. We do not anticipate generating significant revenues until we are able to open our first Salon de Lingerie in Miami, Florida. Accordingly, we must raise additional cash from sources other than operations.

To meet our need for cash we are attempting to raise money from this offering. If we are able to raise sufficient funds from this offering we will have some working capital that to use for marketing and administrative costs associated with a separate securities offering under Rule 506(c) of the Securities Act through which we hope to raise additional capital that will be necessary for lingerie design, sample manufacturing, legal, accounting, marketing and advertising. As disclosed elsewhere in this offering statement, even if we raise the maximum amount in this offering, we must still raise an additional $400,000 and obtain the $100,000 in capital committed by Trilogy before we will have the funds necessary to open our Beta Salon in Miami, launch our private label lingerie line, and commence franchising operations.

If we need additional cash and cannot raise it, we will either have to suspend operations until we do raise the cash, or cease operations entirely. If we fail to raise sufficient funds from this offering and need more money we will have to revert to obtaining additional money through a public offering, a private placement of securities, or loans. Other than as described in this paragraph, we have no other financing plans.

Limited Operating History; Need for Additional Capital

There is limited historical financial information about us upon which to base an evaluation of our performance. We are in the start-up stage of operations and have yet to generate any revenues. We cannot guarantee that we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources and possible cost overruns, such as increases in marketing costs, increases in administration expenditures associated with daily operations, increases in accounting and audit fees, and increases in legal fees related to filings and regulatory compliance.

To become profitable and competitive, we have to successfully open our first Salon de Lingerie and execute our global franchise business model. There is no assurance that we will be able to arrange for debt or other financing to fund our planned business activities. We may also rely on loans from our sole member, Trilogy. However, there are no assurances that Trilogy will provide us with any additional funds.

Currently, we do not have any arrangements for additional financing. We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop, or expand our operations.

Results of Operations

From Inception on October 15, 2015 through March 31, 2016.

During the period from October 15, 2015 (inception) through March 31, 2016, we have had minimal operations and have devoted most of our efforts to developing our business plan, attempting to raise capital, and establishing an accounting system and other administrative functions. We have generated no revenue and incurred $84,786 in losses since inception.

Liquidity and Capital Resources

As of March 31, 2016, we had $302 in cash and our total assets were $2,859. Further, we had no external credit facilities (i.e. bank loans, revolving lines of credit, etc.), nor do we anticipate obtaining any external credit facilities in the immediate future.

We expect to incur continued losses over the next 12 months, possibly even longer. As of March 31, 2016, we had $302 in cash and $2,557 in other assets, and we believe that we need at least $250,000 to meet our minimal working capital requirements over the next 12 months. Our intention is to obtain this money through this offering.

Without limiting our available options, future financings will most likely be through the sale of additional debt securities on similar or identical terms to those of the Notes or the sale of membership interests in our company. It is possible that we could also offer warrants, options and/or rights in conjunction with any future issuances of our membership interests or debt securities. However, we can give no assurance that financing will be available to us, and if available to us, in amounts or on terms acceptable to us. If we cannot secure adequate financing through this offering or through alternative sources, we may be forced to cease operations and you will lose your entire investment.

FINANCIAL INFORMATION

29. <u>Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:</u>

(b) More than $100,000, but not more than $500,000	Financial statements of the issuer and its predecessors, if any	Financial statements must be reviewed by a public accountant that is independent of the issuer and must include a signed review report.
		If financial statements of the issuer are available that have been audited by a public accountant that is independent of the issuer, the issuer must provide those financial statements instead along with a signed audit report and need not include the reviewed financial statements.

Attached as Exhibit C to this offering statement are the financial statements of Salon de Lingerie for the period from inception (October 15, 2015) through December 31, 2015 and for the three month period ended March 31, 2016.

30. <u>With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:</u>

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security? [__] Yes [X] No

    (ii) involving the making of any false filing with the Commission? [__] Yes [X] No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [__] Yes [X] No

If Yes to any of the above, explain:

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i) in connection with the purchase or sale of any security? [__] Yes [X] No;

    (ii) involving the making of any false filing with the Commission? [__] Yes [X] No

    (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? [__] Yes [X] No

If Yes to any of the above, explain:

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this offering statement bars the person from:

        (A) association with an entity regulated by such commission, authority, agency or officer? [__] Yes [X] No

        (B) engaging in the business of securities, insurance or banking? [__] Yes [X] No

        (C) engaging in savings association or credit union activities? [__] Yes [X] No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? [___] Yes [X] No

If Yes to any of the above, explain:

(4)   Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

   (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? [___] Yes [X] No

   (ii) places limitations on the activities, functions or operations of such person? [___] Yes [X] No

   (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? [___] Yes [X] No

If Yes to any of the above, explain:

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

   (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? [___] Yes [X] No

   (ii) Section 5 of the Securities Act? [___] Yes [X] No

If Yes to either of the above, explain:

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? [___] Yes [X] No

If Yes, explain:

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? [___] Yes [X] No

If Yes, explain:

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? [___] Yes [X] No

If Yes, explain:

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   <u>In addition to the information expressly required to be included in this Form, include:</u>

  (1) any other material information presented to investors; and

  (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Please see the exhibits to this offering statement, all of which have been made available to the offerees in connection with this offering.

ONGOING REPORTING

We will file a report electronically with the SEC annually and post the report on its website, no later than April 30 (120 days after the end of each fiscal year covered by the report). Once posted, the annual report may be found on our website at http://sdl-miami.com. We must continue to comply with the ongoing reporting requirements until (1) we are required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) we have filed at least one annual report pursuant to Regulation Crowdfunding and have fewer than 300 holders of record and has total assets that do not exceed $10,000,000; (3) we have filed at least three annual reports pursuant to Regulation Crowdfunding; (4) we or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) we liquidate or dissolve our business in accordance with state law.

EXHIBIT A

Form of Subscription Agreement

(See Attached)

SALON DE LINGERIE, LLC

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

Salon de Lingerie, LLC
990 Biscayne Blvd, Suite 401
Miami, FL 33132

Gentlemen:

1.   Background. The undersigned understands that Salon de Lingerie, LLC, a Delaware limited liability company (the "Company"), is conducting an offering (the "Offering") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, dated August 2, 2016, filed by the Company with the SEC (the "Form C") and the Offering Statement, which is an exhibit thereto (the "Offering Statement"). The Company is offering to both accredited and non- accredited investors up to $600,000 in principal amount of its 12.5% Revenue Participation Notes (the "Notes"). The Notes are offered at units of principal of $250 ("Units"), and are being sold at par. The minimum amount or target amount to be raised in the Offering is 200 Units or $50,000 (the "Target Offering Amount") and the maximum amount to be raised in the offering is 2,400 Units or $600,000 (the "Maximum Offering Amount"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Units on a first-come, first-served basis. The Company is offering the Units to prospective investors through the crowdfunding platform available at www.Flashfunders.com and each subdomain thereof (the "Platform"). The Platform is registered with the Securities and Exchange Commission (the "SEC"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Platform is operated by Flashfunders, Inc. (collectively, with its subsidiaries and affiliates, "Flashfunders"). The Company will pay the Platform a commission equal 5% of gross monies raised in the Offering and a transactional fee equal to 2.5%. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Platform.

2.   <u>Subscription</u>. Subject to the terms of this Agreement and the Form C, the undersigned hereby subscribes to purchase the number of Units of principal amount of Notes equal to the quotient of the principal amount specified on the signature page to this Agreement divided by $250. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf in accordance with Section 6. No investor may subscribe for a Unit in the Offering after the Offering campaign deadline, which is the later of (a) 5:00 p.m. (Los Angeles time) on December 31, 2016 and (b) the end of any Reconfirmation Period (defined below) (the "<u>Offering Deadline</u>").

3.   <u>Payment of Purchase Price</u>. Prior to the later of (a) the Offering Deadline and (b) 5:00 p.m. (Los Angeles time) on the fifth Business Day following the date of the undersigned's signature to this Agreement set forth on the signature page below, the undersigned investor shall deliver to the Company payment in the amount set forth on the signature page hereto by wire transfer or other electronic funds transfer in accordance with the Company's instructions as provided on the Platform. Such funds will be held in an escrow account established by the Company through the Platform (the "<u>Escrow Account</u>"). Upon the Closing (as defined below), such funds shall be released to the Company and the undersigned shall receive a signed copy of the Note reflecting the number of Units subscribed for. As used herein, "<u>Business Day</u>" shall mean any day except Saturday, Sunday or any other day on which commercial banks located in Los Angeles, California are authorized or required by applicable law to be closed for business.

4.   <u>Oversubscriptions</u>. The Company may accept subscriptions for Units for an aggregate investment amount in excess of the Target Offering Amount so long as the aggregate investment amount of all subscriptions accepted by the Company in the Offering does not exceed the Maximum Offering Amount. All such subscriptions shall be accepted by the Company through the Platform in the Company's sole discretion.

5.   <u>Right to Cancel Subscription</u>.

(a)   <u>Cancellation Deadline</u>. The undersigned may cancel this subscription at any time and for any reason up until 5:00 p.m. (Los Angeles time) on December 29, 2016 (the "<u>Cancellation Deadline</u>"). Except as set forth in Sections 5(b) and 7(c), the undersigned agrees that after the Cancellation Deadline this subscription shall be irrevocable by the undersigned and shall survive the death or disability of the undersigned.

(b)   <u>Material Change</u>. If there is a material change to the terms of the Offering or to the information provided by the Company in connection therewith, the Company shall direct FlashFunders to send to the undersigned notice (i) of such material change and (ii) that such the undersigned's subscription will be cancelled unless the undersigned reconfirms such subscription within five Business Days of the undersigned's receipt of such notice (the "<u>Reconfirmation Period</u>"). If the undersigned fails to reconfirm the undersigned's subscription within the Reconfirmation Period, such subscription will be cancelled automatically and the Company shall direct FlashFunders to (A) send to the undersigned, within five Business Days after the Reconfirmation Period, a notification that such subscription was cancelled, the reason for such cancellation and the refund amount that the undersigned is expected to receive, and (B) refund of such subscription to the undersigned.

(c)   Cancelled Subscriptions. If the undersigned's subscription is cancelled, such subscription shall be refunded to the undersigned without deduction for any fee, commission or expense, and without accrued interest with respect to any money received.

6.   Acceptance of Subscription. The undersigned acknowledges that the Company has the right to accept or reject this subscription, in whole or in part, for any reason, and that this subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf and delivered to the undersigned. Upon rejection of the subscription under this Agreement for any reason, such subscription shall be refunded to the undersigned without deduction for any fee, commission or expense, and without accrued interest with respect to any money received, and this Agreement shall be deemed to be null and void and of no further force or effect.

7.   Closing.

(a)   Closing. Subject to this Section 7(b) and Section 7(c), the closing of the sale and purchase of the Units pursuant to this Agreement (the "Closing") shall take place through the Platform within five Business Days after the Offering Deadline (the "Closing Date").

(b)   Closing Condition. Subject to Section 7(c), the Closing is conditioned upon satisfaction of all of the following conditions:

(i)   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Units an aggregate investment amount of at least the Target Offering Amount;

(ii)   at the time of the Closing, the Company shall have received into the Escrow Account in cleared funds, and is accepting, subscriptions for Units having an aggregate investment amount of at least the Target Offering Amount; and

(iii)   the undersigned shall have delivered to the Company an executed copy of (A) the Addendum to Subscription Agreement attached hereto (the "Addendum") and (B) the Mutual Agreement to Arbitrate and Waiver of Class Action Claims attached to the Addendum as Attachment 1 (the "Arbitration Agreement").

(c)   Early Closing. The Company may effect the Closing (an "Early Closing") prior to the Offering Deadline (such earlier Closing Date, the "Early Closing Date") if all of the following conditions are satisfied:

(i)   the Early Closing Date is at least 21 days after August 2, 2016;

(ii)   FlashFunders provides notice (the "Early Closing Notice") to the undersigned of (A) the Early Closing Date, (B) the right of investors in the Offering to cancel their subscriptions at any time and for any reason up until 48 hours prior to the Early Closing Date, and (C) whether the Company will continue to accept subscriptions under the Offering during such 48-hour period;

(iii)   FlashFunders provides the Early Closing Notice to the other investors in the Offering and any potential investors;

(iv)   the Early Closing Date is scheduled for and occurs at least five Business Days after the Early Closing Notice is provided by FlashFunders;

(v)   at the time of the Early Closing, the Company shall have received into the Escrow Account in cleared funds, and is accepting, subscriptions for Units having an aggregate investment amount of at least the Target Offering Amount;

(vi)   the undersigned shall have delivered to the Company an executed copy of (A) the Addendum and (B) the Arbitration Agreement.

As used herein, the term "Closing" shall apply to an Early Closing, if applicable, and the term "Closing Date" shall apply to an Early Closing Date, if applicable.

8.   No Closing. If (a) at the Offering Deadline, the Company fails to receive subscriptions for Units having an aggregate investment amount of at least the Target Offering Amount; (b) at the Closing Date, the Company fails to receive in cleared funds, or is not accepting, subscriptions for Units having an aggregate investment amount of at least the Target Offering Amount; or (c) the Company terminates the Offering or is otherwise unable to effect the Closing pursuant to this Agreement, (i) the undersigned's subscription will be cancelled automatically and (ii) FlashFunders will, within five Business Days thereafter, (A) send to the undersigned a notification of such cancellation, the reason for such cancellation and the refund amount that the undersigned is expected to receive, and (B) direct the refund of such subscription to the undersigned without deduction for any fee, commission or expense, and without accrued interest with respect to any money received, and without accrued interest with respect to any money received.

9.   Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

10.   Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a)   The undersigned understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Note; and the undersigned has adequate means of providing for its current needs and possible contingencies, and has no present need for liquidity of the undersigned's investment in the Company.

(b)   The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that:

(i)   A percentage of profit and/or amount or type of gain or other consideration will be realized as a result of the purchase of the Units.

(ii)   The past performance or experience on the part of the affiliates of the Company indicates the predictable or probable results of the ownership of Units or the overall Company venture.

(iii)   That the Company's operations will generate sufficient cash flow to make payments the undersigned of interest under the Notes or even to result in the return of the undersigned's investment amount.

(c)   Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d)   The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Units.

(e)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Platform, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Units. It is understood that information and explanations related to the terms and conditions of the Units provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Platform or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Units, and that neither the Company, the Platform nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Units. The undersigned acknowledges that neither the Company, the Platform nor any of their respective affiliates have made any representation regarding the proper characterization of the Units for purposes of determining the undersigned's authority or suitability to invest in the Units.

(f)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Units as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Units.

(g)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Units, without interest thereon, to the undersigned.

(i)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Units or made any finding or determination concerning the fairness or advisability of this investment.

(j)   The undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund.

(k)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Units or (ii) made any representation to the undersigned regarding the legality of an investment in the Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Units, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Units is suitable and appropriate for the undersigned.

(l)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Units. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Units and the consequences of this Agreement. The undersigned has considered the suitability of the Units as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Units and its authority to invest in the Units.

(m)   The undersigned is acquiring the Units solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Units. The undersigned understands that the Units have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   The undersigned understands that the Units are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Units only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Units, or to take action so as to permit sales pursuant to the Securities Act. Even when the Units become freely transferable, a secondary market in the Units may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Units for an indefinite period of time.

(o)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Units or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

11.   HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE UNITS INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

12.   Company Representations. The undersigned understands that upon issuance of to the undersigned of any Units, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

(a)   Corporate Power. The Company has been duly organized as a limited liability company under the laws of the State of Delaware and has all requisite legal and limited liability company power and authority to conduct its business as currently being conducted and to issue and sell the Units to the undersigned pursuant to this Agreement.

(b)   Due Authorization and Enforceability. The Units been duly authorized and upon issuance to the undersigned will constitute a valid, legal and binding obligation of the Company, enforceable against the Company in accordance with its terms subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally, or the availability of equitable remedies.

(c)   No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Units will not result in any violation of, or conflict with, or constitute a default under, the Certificate of Formation or Limited Liability Company Operating Agreement of the Company, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

13.   Taxpayer ID. Under penalties of perjury the undersigned certifies that (a) the taxpayer identification number collected by the Platform is the undersigned's correct taxpayer identification number, and if the undersigned has so represented to the Platform, then (b) the undersigned is not subject to backup withholding either because (i) the undersigned has not been notified that the undersigned is subject to backup withholding as a result of a failure to report all interest or dividends, or (ii) the IRS has notified the undersigned that the undersigned is no longer subject to backup withholding.

14.   Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

15.   Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address set forth below or otherwise provided to the Platform or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

16.   <u>Governing Law</u>. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws. Any suit, action or other proceeding arising out of or based upon this Agreement shall be subject to the provisions of the Arbitration Agreement which are hereby incorporated herein and made a part of this Agreement by this reference.

17.   <u>Entire Agreement</u>. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

18.   <u>Invalidity of Specific Provisions</u>. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

19.   <u>Titles and Subtitles</u>. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

20.   <u>Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

21.   <u>Electronic Execution and Delivery</u>. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

[End of Page]

INDIVIDUAL SIGNATURE PAGE

IN WITNESS WHEREOF, I have executed this Subscription Agreement on
_____, 2016.

_____
Name (Please Print)

_____
Social Security Number

_____
Signature

_____
Name of Joint Tenant or Tenant-in-Common (if any)

_____
Signature of Joint Tenant or Tenant-in-Common (if
any) Address:

_____

_____

_____

Principal Amount of Note	$_____

ACCEPTED ON _____, 201__.

Principal Amount of Accepted Note _____

Salon de Lingerie, LLC

By: _____

Its: _____

CORPORATION, PARTNERSHIP AND LLC SIGNATURE PAGE

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement on
_____, 2016.

_____	Type of entity:
Name (Please Print)	_____ Corporation
	_____ General Partnership
By: _____	_____ Limited Liability Company
[Signature]	_____ Other (Please Describe)
_____	State of incorporation or organization: _____
Name of Signer (Please Print)	
_____	Taxpayer Identification Number: _____
Title of Signer	

_____
Name of Signer (Please Print)

_____
Title of Signer

Address:

_____

_____

_____

If subscriber is a corporation, please have the President and Secretary execute the Agreement where indicated and include a copy of the certified corporate resolution and other documents authorizing investment.

If subscriber is a partnership, please have all general partners execute the Agreement where indicated.

If subscriber is a limited liability company, please have the manager or managers or, if none, all of the members execute the Agreement where indicated.

Name in which shares to be registered (please put exact entity name):

_____

Principal Amount of Note	**$_____**

ACCEPTED ON _____, 201__.

Principal Amount of Accepted Note _____

Salon de Lingerie, LLC

By: _____

Its: _____

IRA, KEOGH and TRUST SIGNATURE PAGE

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement on
_____, 2016.

_____
Name (Please Print)

By: _____
    [Signature]

_____
Name of Signer (Please Print)

_____
Title of Signer

_____
Name of Signer (Please Print)

_____
Title of Signer

Address:

_____

_____

_____

Type of entity:

_____   IRA

_____   Keogh Plan

_____   Family Trust

_____   Other (Please Describe)

State of incorporation or organization: _____

Taxpayer Identification Number: _____

_____

Please note that the trustee or plan fiduciary/administrator must execute the Agreement where indicated.

Name in which shares to be registered (please put exact entity name):

_____

Principal Amount of Note	$_____

ACCEPTED ON _____, 201__.

Principal Amount of Accepted Note _____

Salon de Lingerie, LLC

By: _____

Its: _____

SALON DE LINGERIE, LLC
ADDENDUM TO
SUBSCRIPTION AGREEMENT

THIS ADDENDUM TO SUBSCRIPTION AGREEMENT (this "**Addendum**") is made as of the date of the Company's signature below by the undersigned purchaser ("**Purchaser**") and Salon de Lingerie, LLC, a Delaware limited liability company (the "**Company**").

RECITALS

A. Purchaser has executed the Company's Subscription Agreement on or prior to the date of this Addendum (as modified by this Addendum, the "**Purchase Agreement**"). Capitalized terms used in this Addendum and not otherwise defined have the meanings set forth in the Purchase Agreement;

B. The Company has authorized the offer, sale and issuance of Notes for an aggregate principal amount of up to $600,000 pursuant to the Purchase Agreement to be sold to certain purchasers acceptable to the Company;

C. The Notes are being offered and sold pursuant to Section 4(a)(6) of the Securities Act and the rules and regulations promulgated thereunder ("**Regulation Crowdfunding**"); and

D. It is a requirement to purchase the Notes that Purchaser and the Company enter into this Addendum.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, representations, warranties, and covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. **Closing**. The Closing is conditioned upon Purchaser delivering to the Company an executed copy of the Mutual Agreement to Arbitrate and Waiver of Class Action Class attached to this Addendum as Attachment 1 (the "**Arbitration Agreement**").

2. **Representations and Warranties of Purchaser**. Purchaser hereby represents and warrants to the Company and to FlashFunders, as of the date hereof and as of the Closing Date, as follows:

(a) **Purchaser Information**. All information provided by Purchaser through the Platform (including, without limitation, Purchaser's (and Purchaser's spouse if applicable) annual income, net worth and prior Regulation Crowdfunding investment activity) is complete, accurate and true in all respects. In the event that the annual income or net worth of Purchaser's spouse was included in the annual income or net worth provided by Purchaser, Purchaser hereby represents and warrants that Purchaser's and Purchaser's spouse's aggregate Regulation Crowdfunding investment activity does not exceed the investment limits set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(b) **Access to Information**. Purchaser acknowledges that Purchaser has reviewed and understands the contents of the educational materials posted on the Platform.

3. **No Disqualification Event**. The Company hereby represents and warrants to Purchaser and to FlashFunders that none of the Company, any of its predecessors, any affiliated issuer, any director, officer, general partner or managing member of the Company, any beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, any promoter connected with the Company in any capacity at the time of sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of Notes in the Offering (a "**Solicitor**"), nor any general partner, director, officer or managing member of any Solicitor (each, an "**Issuer Covered Person**") is subject to any of the "Bad Actor" disqualifications described in Rule 503(a)(1) to (8) of Regulation Crowdfunding (a

"**Disqualification Event**"), except for a Disqualification Event covered by Rule 503(b) or (c) of Regulation Crowdfunding. The Company has exercised reasonable care to determine whether any Issuer Covered Person is subject to a Disqualification Event, including, without limitation, making, in the light of the circumstances, factual inquiry into whether any Disqualification Event exists. The Company has complied, to the extent applicable, with its disclosure obligations under Rule 201(u) of Regulation Crowdfunding, and has furnished to the Purchaser and FlashFunders a copy of any disclosures provided thereunder.

4.   **Reliance on Purchase Agreement**. Purchaser and the Company each represent and warrant to FlashFunders that each of their respective representations and warranties made in the Purchase Agreement is true and correct as of the date made and will be true and correct as of the Closing Date.

5.   **Indemnification**. Purchaser hereby agrees to indemnify and hold harmless FlashFunders and any of their respective officers, directors, controlling persons, equity holders, agents and employees (collectively, the "**Indemnified Parties**"), who is or may be a party or is or may be threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of or arising from any misrepresentation or misstatement of facts or omission to represent or state facts made by Purchaser to the Company or FlashFunders (or any agent or representative of any of them), or omitted by Purchaser, against any losses, damages, liabilities, penalties or expenses (including attorneys' fees, judgments, fines and amounts paid in settlement) actually and reasonably incurred by any Indemnified Party in connection with such action, suit or proceeding.

6.   **Third-Party Beneficiary**. The parties hereto acknowledge and agree that FlashFunders is a direct beneficiary with respect to certain provisions of the Purchase Agreement and may rely on and enforce each of such provisions as if it were a party hereto.

7.   **Dispute Resolutions**. Any suit, action or other proceeding arising out of or based upon the Purchase Agreement shall be subject to the provisions of the Arbitration Agreement.

8.   **Counterparts**. This Addendum may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9.   **Electronic Execution and Delivery**. A digital reproduction, portable document format (".pdf") or other reproduction of this Addendum may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via *DocuSign* or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

10.   **Conflict**. As between Purchaser and the Company, this Addendum shall amend and modify the Purchase Agreement as set forth herein, and all references to the Purchase Agreement in this Addendum shall for such purposes be deemed to refer to the Purchase Agreement as modified by this Addendum. Except as expressly amended or modified herein, all terms and conditions of the Purchase Agreement are hereby ratified, confirmed and approved and shall remain in full force and effect. In the event of any conflict or inconsistency between this Addendum and the Purchase Agreement, as between Purchaser and the Company, this Addendum shall govern.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each of the parties hereto has executed this Addendum to Subscription Agreement as of the day and year set forth below.

PURCHASER:

_____

Name: _____

Date: _____

COMPANY:

SALON DE LINGERIE, LLC

By: _____

Name:

Title:

Acceptance Date: _____

ATTACHMENT 1

MUTUAL AGREEMENT TO ARBITRATE AND WAIVER OF CLASS ACTION CLAIMS

THIS MUTUAL AGREEMENT TO ARBITRATE AND WAIVER OF CLASS ACTION CLAIMS (this "**Arbitration Agreement**") is made as of the date set forth on the Company's signature page below, by and between Salon de Lingerie, LLC, a Delaware limited liability (the "**Company**"), and the "Purchaser" set forth on the Purchaser Acceptance page below ("**Purchaser**"). The words "you" and "your" in this Arbitration Agreement refer to the undersigned Purchaser and anyone acting on Purchaser's behalf including, without limitation, Purchaser's family, heirs, agents and assigns.


RECITALS


A.   You and the Company have entered into a Subscription Agreement dated on or prior to the date of this Agreement (as modified or amended, the "**Purchase Agreement**"), and it is a condition to the closing of the sale of the securities of the Company under the Purchase Agreement that you and the Company execute and deliver this Arbitration Agreement.

B.   You and the Company are executing this Arbitration Agreement to obtain the benefit of a speedy, impartial and cost-effective dispute resolution procedure.


AGREEMENT


NOW, THEREFORE, for the right to resolve your claims by arbitration rather than through the courts, you agree with the Company as follows:

1.   **Agreement to Arbitrate**. Except as otherwise expressly provided in this Arbitration Agreement, you and the Company agree to settle by final and binding arbitration any claims and controversies arising out of or relating to your investment in the Company ("**Arbitrable Claims**"), which the Company may have against you or you may have against the Company or any third party (each and every such party is referred to herein as a "**Covered Party**"), including, but not limited to, the following: (a) any claim involving conduct alleged to be in violation of any local, state or federal constitution, regulation, ordinance, statute or common law; (b) any claim for breach of any contract, covenant or duty owed, express or implied (including, without limitation, the Purchase Agreement); and (c) any claim for fraud, misrepresentation, or any other tort.   This Agreement is enforceable under and subject to the Federal Arbitration Act, 9 U.S.C. Sec 1 *et. seq.* (the "**FAA**"). For avoidance of doubt, and not as a limitation, FlashFunders, Inc. and its affiliates and other related or associated persons are intended to be Covered Parties.

2.   **Waiver of Class Action Claims**. **THE PARTIES AGREE THAT THEY MAY BRING CLAIMS AGAINST THE OTHER ONLY IN THEIR RESPECTIVE INDIVIDUAL CAPACITIES, AND NOT AS A PLAINTIFF OR CLASS MEMBER IN ANY PURPORTED CLASS, REPRESENTATIVE, OR COLLECTIVE ACTION.**

3.   **Arbitration Procedures**. Arbitration shall be filed with JAMS, Inc. ("**JAMS**"), and heard by one arbitrator (the "**Arbitrator**") in the County in which the Company's principal executive offices are located (unless otherwise agreed by the parties to the arbitration). The arbitration shall be conducted in accordance with the JAMS Comprehensive Arbitration Rules & Procedures (the "**Rules**") in effect at the time the claim is made. The Rules can be found and obtained at http://www.jamsadr.com/rules-comprehensive-arbitration/ or alternatively can be obtained by requesting a copy from the Company. By signing this Agreement, you acknowledge that you have had an opportunity to review the Rules before signing this Agreement. The Arbitrator shall have the authority to order discovery by way of deposition, interrogatory, document production, or otherwise, as the Arbitrator considers necessary to a full and fair exploration of the issues in dispute, consistent with the expedited nature of arbitration. The Arbitrator shall apply, as applicable, federal or Delaware substantive law and law of remedies. The Arbitrator's remedial authority shall be no greater than that available under each statutory or common law theory asserted and is authorized to award any remedy or relief available under applicable law that the Arbitrator deems just and equitable, including any remedy or relief that would have been available to the parties had the matter been heard in a court. The Arbitrator shall have the authority to provide for the award of attorneys' fees and costs if such award

is separately authorized by applicable law. The Arbitrator shall issue a written opinion that includes the factual and legal basis for any decision and award, unless the parties agree otherwise. A judgment upon any award rendered by the Arbitrator may be entered in any court having jurisdiction. You, the Company, any other Covered Party that is a party to the arbitration, legal counsel and the Arbitrator shall treat all arbitration proceedings, including any decision, award and opinion in support thereof, as confidential, and the Arbitrator shall issue such orders as are reasonably necessary to maintain such confidentiality. You will be obligated to pay the then-current court filing fee towards the costs of the arbitration and shall not be required to pay any cost or expense of the arbitration that you would not be required to pay if the matter had been heard in a court. The Company shall bear all other costs unique to arbitration in compliance with applicable law.

4.   **Claims Not Covered By This Arbitration Agreement**. This Arbitration Agreement does not apply to or cover the following claims related to your investment in the Company: (a) claims brought in a court of competent jurisdiction to compel arbitration under this Arbitration Agreement, to enforce or vacate an arbitration award, or to obtain preliminary, injunctive and/or other equitable relief in support of claims to be prosecuted in an arbitration by any party; (b) any claim by the Company or other Covered Person seeking to enforce or protect, or concerning the validity of, any of their respective intellectual property rights; and (c) any other claim not properly arbitrable under the law or otherwise prohibited by law from being arbitrated.

5.   **Survival of Provisions**. This Arbitration Agreement shall continue in effect after your investment in the Company is consummated and shall apply to any arbitrable claim whether it arises or is asserted before, during or after any period in which you hold the Company's securities. You and the Company agree that this Arbitration Agreement can be modified or revoked only by a writing signed by you, the Company, and each other Covered Party against which or whom an arbitrable claim may be asserted hereunder, which specifically states that you, the Company, and such Covered Parties intend to modify or revoke this Arbitration Agreement.

6.   **Severability**. If any one or more provisions of this Arbitration Agreement is found, for any reason, invalid, voidable or unenforceable, in whole or in part, with respect to any claim or class of claims, the finding shall in no way affect any other provision of this Arbitration Agreement or the validity or enforcement of the remainder of this Arbitration Agreement, and any provision thus affected shall itself be modified only to the extent necessary to bring the provision within the applicable requirements of the law.

7.   **Third-Party Beneficiaries**. The parties expressly acknowledge, agree and confirm that each and every Covered Party is an express third-party beneficiary of this Arbitration Agreement, and each such Covered Party shall have and possess all rights and remedies hereunder as if each such Covered Party were an original party hereto.

8.   **Electronic Execution and Delivery**. A digital reproduction, portable document format (".pdf") or other reproduction of this Arbitration Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via *DocuSign* or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

9.   **Sole and Entire Agreement**. The parties acknowledge that this Arbitration Agreement constitutes the complete agreement of the parties on the subject matter contained herein, and supersedes any prior or contemporaneous oral or written agreement or understanding on the subject matter contained herein.

10.   **Consideration.** The parties agree that there is good and valuable consideration for the execution of this Arbitration Agreement, including, but not limited to, the requirement that the agreement to arbitrate all claims is mutual between the parties, and other good and valuable consideration.

SALON DE LINGERIE, LLC

By: _____

Name:

Title:

Date: _____

PURCHASER'S ACCEPTANCE

The undersigned Purchaser acknowledges that it has carefully read and understands the foregoing Arbitration Agreement, that it has received the advice of independent counsel with respect to the foregoing Arbitration Agreement, and that it agrees to be bound by and comply with all of its terms. Purchaser acknowledges that it has entered into this Arbitration Agreement voluntarily and that it is not relying on any representation, oral or written, as to the effect, enforceability or meaning of this Arbitration Agreement, except as specifically set forth in this Arbitration Agreement. THE UNDERSIGNED PURCHASER UNDERSTANDS AND ACKNOWLEDGES THAT BY SIGNING THIS ARBITRATION AGREEMENT, THE COMPANY AND PURCHASER, AND THE OTHER COVERED PARTIES REFERENCED HEREIN, ARE GIVING UP THE RIGHT TO A JURY TRIAL AND TO A TRIAL IN A COURT OF LAW WITH RESPECT TO ANY ARBITRABLE CLAIM ANY OF THEM MAY HAVE AGAINST THE OTHERS. PURCHASER ALSO UNDERSTANDS AND ACKNOWLEDGES THAT, BY SIGNING THIS ARBITRATION AGREEMENT, **THE COMPANY AND PURCHASER EACH EXPRESSLY WAIVE THE RIGHT TO PURSUE ANY ARBITRABLE CLAIM AGAINST THE OTHER AND AGAINST THE OTHER COVERED PARTIES, THROUGH ANY PURPORTED CLASS OR COLLECTIVE ACTION OR OTHER REPRESENTATIVE ACTION.**

PURCHASER:

_____

Name: _____

Date: _____

EXHIBIT B

Form of 12.5% Revenue Participation Note

(See Attached)

FORM OF REVENUE PARTICIPATION NOTE

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") AND ARE "RESTRICTED SECURITIES" AS THAT TERM IS DEFINED IN RULE 144 UNDER THE ACT. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE ACT, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE REASONABLE SATISFACTION OF THE ISSUER.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN SOLD UNDER SECTION 4(A)(6) OF THE ACT AND IN ADDITION TO OTHER TRANSFER RESTRICTIONS THAT APPLY MAY NOT BE TRANSFERRED DURING THE ONE YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED, UNLESS SUCH SECURITIES ARE TRANSFERRED: (1) TO THE ISSUER; (2) TO AN ACCREDITED INVESTOR; (3) AS PART OF AN OFFERING REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION; OR (4) TO A MEMBER OF THE FAMILY OF THE PURCHASER OF THESE SECURITIES OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE PURCHASER, TO A TRUST CREATED FOR THE BENEIT OF A MEMBER OF THE FAMILY OF THE PURCHASER OR THE EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE PURCHASER OR OTHER SIMILAR CIRCUMSTANCE.

THIS NOTE IS SUBJECT TO RESTRICTIONS ON TRANSFER PURSUANT TO AN AGREEMENT BETWEEN THE HOLDER HEREOF AND THE ISSUER OF THIS NOTE AND MAY NOT BE TRANSFERRED EXCEPT IN COMPLIANCE WITH SUCH AGREEMENT, A COPY OF WHICH AGREEMENT IS ON FILE AT THE OFFICES OF THE ISSUER.

12.5% REVENUE PARTICIPATION NOTE

Due December 31, 2019

Salon de Lingerie, LLC

Original Issue Date:__________, 2016 $_________

FOR VALUE RECEIVED, Salon de Lingerie, LLC, a Delaware limited liability company (hereinafter, together with any successor, referred to as the "Company"), hereby promises to pay to ____, or registered assigns (the "Holder"), the principal sum of _____________________________ ($___________), together with interest on the principal amount from time to time outstanding as set forth below at the rate of 12.5% per annum. This Revenue Participation Note (this "Note") is one of a series of 12.5% Revenue Participation Notes in aggregate principal amount of up to $600,000 issued by the Company pursuant to the exemption from the registration requirements of the Act provided by Section 4(a)(6) thereunder.

1.   Payments

1.1   Principal. Principal shall be due and payable on December 31, 2019 (the "Maturity Date").

1.2   Interest. Interest shall be payable quarterly, within 30 days following the end of each calendar quarter, in an amount equal to the greater of: (a) 3.125% multiplied by the outstanding principal amount of the Note or (b) the Revenue Percentage multiplied by the total revenues of the Company for such quarter. The "Revenue Percentage" shall be 0.0015% for each unit of $250 of principal amount of this Note outstanding (*e.g.* if the outstanding principal amount is $100,000, the Revenue Percentage shall be 0.6%). With each quarterly payment of interest, the Company will provide a statement as to the revenues of the Company for such quarter and how the Company calculated the interest for such quarter. At the Maturity Date, the last installment of interest will be paid at the rate of 12.5% per annum with the payment of principal; if any additional interest is due for such quarter based on total revenues of the Company, the additional interest will be paid within 30 days following maturity and will be accompanied by a statement of the revenues of the Company for such quarter.

1.3   Place and Form of Payment. The Company shall pay principal and interest in United States Dollars to the Holder at the Holder's address for notices or such other address at the Holder may designate in writing.

1.4   Prepayment. The Company may prepay this Note in whole or in part on the last day of any calendar quarter commencing with the calendar quarter ending March 31, 2018. There is no premium or penalty for prepayment. In connection with prepayment in full, the last installment of interest will be paid at the rate of 12.5% per annum with the payment of principal. If any additional interest is due for such quarter based on total revenues of the Company for such quarter, the additional interest will be paid within 30 days following prepayment.

1.5   Application of Payments. All payments on this Note shall be applied first to accrued and unpaid interest and then to principal.

2.   Covenants of the Company

For so long as the Note is outstanding, the Company agrees with the Holder as follows:

2.1   The use the proceeds from the sale of the Note will be substantially as provided in the offering statement filed by the Company with the Securities and Exchange Commission (the "SEC") as an exhibit to the Company's Form C relating to the offer and sale of the Notes;

2.2   The Company will file an annual report electronically with the SEC annually and post the report on its website no later than April 30 of the following year (120 days after the end of each fiscal year covered by the report). Once posted, the annual report may be found on the Company's website at: http://salondelingerie.com. The Company will continue to comply with the ongoing reporting requirements until: (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act; (2) the Company has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000; (3) the Company has filed at least three annual reports pursuant to Regulation Crowdfunding; (4) the Company or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of securities and any other debt securities or any complete redemption of redeemable securities; or (5) the Company liquidates or dissolves its business in accordance with state law.

3. Events of Default

      3.1   Each of the following shall constitute an "Event of Default":

      3.1.1   upon delivery of a notice of default by Holder to the Company based on the failure of the Company to pay interest when due unless within 10 days of receipt of such notice the Company shall pay the full amount of such interest;

      3.1.2   the failure to pay the principal amount and accrued and unpaid interest on the Maturity Date;

      3.1.3   the breach or default by the Company of any other covenant in this Note, which breach or default is not cured or corrected within 15 days after receipt of notice of default from Holder;

      3.1.4   a decree, judgment, or order by a court of competent jurisdiction shall have been entered adjudging the Company as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization of the Company under any bankruptcy or similar law, and such decree of order shall have continued undischarged and unstayed for a period of 90 days; or a decree or order of a court of competent jurisdiction ordering the appointment of a receiver, liquidator, trustee, or assignee in bankruptcy or insolvency of the Company, or for the winding up or liquidation of the affairs of the Company, shall have been entered, and such decree, judgment, or order shall have remained in force undischarged and unstayed for a period of 60 days;

      3.1.5   the Company shall institute proceedings to be adjudicated a voluntary bankrupt, or shall consent to the filing of a bankruptcy proceeding against it, or shall file a petition or answer or consent seeking reorganization under any bankruptcy or similar law or similar statute, or shall consent to the filing of any such petition, or shall consent to the appointment of a custodian, receiver, liquidator, trustee, or assignee in bankruptcy or insolvency of it or any of its assets or property, or shall make a general assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts generally as they become due.

      3.2   Acceleration of Maturity Date; Rescission and Annulment. If an Event of Default (other than an Event of Default specified in Section 3.1.4 or Section 3.1.5) occurs and is continuing, then, and in every such case, unless the principal of this Note shall have already become due and payable, the Holder, by written notice to the Company (an "Acceleration Notice"), may declare all of the principal of the Note, together with accrued and unpaid interest thereon, to be due and payable immediately. If an Event of Default specified in Section 3.1.4 or Section 3.1.5 occurs, all principal of and accrued interest on this Note ipso facto shall become and be immediately due and payable without any declaration or other act on the part of the Holder.

      3.3   Waiver. No delay or omission by Holder to exercise any right or remedy arising upon any Event of Default shall impair the exercise of any such right or remedy or constitute a waiver of any such Event of Default. Every right and remedy given by this Section 3.3 or by law to Holder may be exercised from time to time, and as often as may be deemed expedient, by Holder. No provision of this Note may be waived unless in writing signed by Holder, and waiver of any one provision of this Agreement shall not be deemed to be a waiver of any other provision.

4. Transfer and Exchange

      This Note may not be sold, transferred or assigned without the consent of the Company, which consent may be withheld for any reason, and compliance with and applicable federal and state securities laws. The Company may require any transferee to deliver an investment letter or similar agreement acknowledging and agreeing to these restrictions on transfer. If the Company consents to a transfer, when this Note is presented to the Company with a request to register the transfer of this Note or to exchange such Note for an equal principal amount of Notes of other authorized denominations (in integral multiplies of $250), the Company shall register the transfer or make the exchange as requested if its reasonable requirements for such transaction are met and the transfer otherwise complies with applicable law; provided, however, that this Note surrendered for transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Company, duly executed by Holder.

5.   Replacement Note

If a mutilated Note is surrendered to the Company or if Holder claims and submits an affidavit or other evidence, satisfactory to the Company, to the Company to the effect that this Note has been lost, destroyed or wrongfully taken, the Company shall issue a replacement Note if the Company's reasonable requirements are met, including, if required by the Company, provision by Holder of an indemnity bond or other indemnity, sufficient in the judgment of the Company, to protect the Company from any loss which any of them may suffer if the Note is replaced.

6.   Miscellaneous

6.1   Successors. The terms and conditions of this Note shall be binding upon and inure to the benefit of the parties to this Note and their respective successors, heirs and personal representatives.

6.2   Governing Law. This Note has been made and entered into in the State of Delaware and shall be construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof.

6.3   Captions. The various captions of this Note are for reference only and shall not be considered or referred to in resolving questions of interpretation of this Note.

6.4   Notices. All notices, requests, demands and other communications (collectively, "Notices") given pursuant to this Agreement shall be in writing, and shall be delivered by personal service, courier, facsimile transmission, email transmission of a pdf format data file or by United States first class, registered or certified mail, postage prepaid, addressed to the Company at its principal executive offices or Holder at its address as set forth on the books and records of the Company. Any Notice, other than a Notice sent by registered or certified mail, shall be effective when received; a Notice sent by registered or certified mail, postage prepaid return receipt requested, shall be effective on the earlier of when received or the third day following deposit in the United States mails. Any party may from time to time change its address for further Notices hereunder by giving notice to the other party in the manner prescribed in this Section.

6.5   Amendment. This Note may be amended with the consent of the Company and the Holder. In the event of such an amendment, at the request of the Company, Holder shall tender back to the Company this Note and the Company shall substitute a replacement Note reflecting such amendment(s).

6.6   Severability. Whenever possible each provision of this Note shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Note shall be or become prohibited or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity without invalidating the remainder of such provision or the remaining provisions of this Note.

6.7   Attorneys' Fees. If any action or proceeding is brought to enforce or interpret any provision of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys' fees to be fixed by the court.

IN WITNESS WHEREOF, the Company has caused this Note to be dated, executed and issued on its behalf by its officers thereto duly authorized.

SALON DE LINGERIE, LLC

By:_____
Alfonso J. Cervantes, Chief Executive Officer

EXHIBIT C

Financial Statements

(See Attached)

Salon de Lingerie, LLC

Financial Statements as of March 31, 2016 and December 31, 2015

**Together with
Independent Accountant's Review Report**

Salon de Lingerie, LLC

TABLE OF CONTENTS



Goldman Accounting Services CPA, PLLC
5 Victory Road, Suffern NY 10901 Cell: 845-641-1030
www.goldmancpas.com Fax: 866-784-3960
Larry Goldman, Partner larry@goldmancpas.com

INDEPENDENT ACCOUNTANTS REVIEW REPORT

To the Managing Member
Salon de Lingerie, LLC

We have reviewed the accompanying balance sheets of Salon de Lingerie, LLC as of March 31, 2016 and December 31, 2015 and the related statements of operations, members' equity and cash flows for the three months ended March 31, 2016 and the period October 15, 2015 (inception) to December 31, 2015. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company incurred a net loss for the three months ended March 31, 2016 of $54,987 and has an accumulated deficit of 87,343. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Supplementary information presented regarding the schedule of operating expenses for the above mentioned periods is not a required part of the basic financial statements. We have not audited or reviewed the supplementary information and accordingly, we do not express an opinion or any other form of assurance on the supplementary information.

Goldman Accounting Services CPA, PLLC
Goldman Accounting Services CPA, PLLC
Suffern, NY
June 16, 2016, except for Note 6 as to which the date is July 25, 2016

Salon de Lingerie, LLC

BALANCE SHEETS
AS OF MARCH 31, 2016 AND DECEMBER 31, 2015
(See Independent Accountant's Review Report)

	March 31, 2016	December 31, 2015
ASSETS		
Current assets:		
Cash and cash equivalents	$ 302	$ 1,000
Total current assets	302	1,000
Total assets	$ 302	$ 1,000
LIABILITIES AND MEMBER'S EQUITY		
Total current liabilities	-	-
Commitments and contingencies		
Member's equity	302	1,000
Total member's equity	302	1,000
Total liabilities and member's equity	$ 302	$ 1,000

See accompanying notes to financial statements.

2

Salon de Lingerie, LLC

STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE PERIODS OCTOBER 15, 2015 (inception) to DECEMBER 31, 2015
AND JANUARY 1, 2016 to MARCH 31, 2016
(See Independent Accountant's Review Report)

	Three months ended March 31, 2016	October 15, 2015 (inception) to December 31, 2015
Net Sales	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses:		
General and administrative expenses	54,987	32,356
Total operating expenses	54,987	32,356
Operating loss	(54,987)	(32,356)
Net loss	(54,987)	(32,356)
Members' equity, beginning of period	1,000	-
Member Contributions	54,289	33,356
Members' equity, end of period	$ 302	$ 1,000

See accompanying notes to financial statements.

3

Salon de Lingerie, LLC

STATEMENT OF CASH FLOWS
FOR THE PERIODS OCTOBER 15, 2015 (inception) to DECEMBER 31, 2015 AND THE THREE MONTHS ENDED MARCH 31, 2016
(See Independent Accountant's Review Report)

	Three months ended March 31, 2016	October 15, 2015 (inception) to December 31, 2015
OPERATING ACTIVITIES:		
Net loss	$ (54,987)	$ (32,356)
Net cash used in operating activities	(54,987)	(32,356)
FINANCING ACTIVITIES:		
Investment from member	54,289	33,356
Net cash provided by financing activities	54,289	33,356
Net (decrease) increase in cash and cash equivalents	(698)	1,000
Cash and cash equivalents at beginning of period	1,000	-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 302	$ 1,000

See accompanying notes to financial statements.

4

SALON de LINGERIE, LLC

NOTES TO FINANCIAL STATEMENTS

1. **THE COMPANY AND ORGANIZATION**

   Salon de Lingerie, LLC (a Delaware limited liability company) is limited liability company that was formed on October 15, 2015. Our planned operations involve the execution of a restaurant and retail lingerie sales global franchise business model. Our operations to date have consisted solely of developing the Salon de Lingerie concept and business plan, filing for trademark protection for our Salon de Lingerie brand, developing our corporate website and beginning to create branding around the Salon de Lingerie concept. We have conducted minimal business activities to date and all operations to date have been funded by our member. We do not operate any restaurant properties or retail locations and do not have any ownership or leaseholds in any restaurant properties or locations. Further, since we do not yet have sufficient capital, we have not taken any steps towards opening a restaurant, obtaining a restaurant leasehold or obtaining the necessary licenses and permits to operate a restaurant and retail location. We have not recruited or hired any employees, developed a training program, or implemented any management information system. We cannot assure you that we will be able to implement any facet of our business plan or, if we are able to implement our business plan, that the plan will be successful.

2. **GOING CONCERN**

   The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles, which contemplates continuation of our company as a going concern. We incurred a net loss for the three months ended March 31, 2016 of $54,987 and have an accumulated deficit of 87,343. These losses raise substantial doubt about our ability to continue as a going concern.

   Management believes that actions presently being taken to implement our business plan provide the opportunity for our company to continue as a going concern. These actions include an ongoing initiative to secure additional capital through the offering of the 12.5% revenue participation notes, which we refer to as the Notes. We estimate that the immediate operational and strategic growth plans will require approximately $600,000 of funding. We expect that such $600,000 will be obtained through the sale of the Notes in a crowdfunded securities offering under Section 4(a)(6) of the Securities Act, which we refer to as the Crowdfunded Offering (see note 6) and, to a lesser extent, through capital contributions and loans from our sole member, Trilogy Capital Group LLC, or Trilogy. To date, the majority of the expenses related to the Company have been paid for by Trilogy (see note 4).

   The ability of our company to continue as a going concern is dependent upon our ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. However, management cannot provide any assurances that we will be successful in accomplishing these plans. The accompanying financial statements do not include any adjustments that might be necessary if our company is unable to continue as a going concern.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Basis of Accounting**

   The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

   Cash

   Cash consists of petty cash funds and bank demand deposits, which to date, have not exceeded federally insured limits. We have not experienced any losses in these accounts and believe we are not exposed to any significant credit risk with respect to cash.

Capitalization of Inventory Costs

We will capitalize inventory produced for commercial sale when our company determines that the inventory has probable future economic benefit. Future inventories will be stated at the lower of cost or market using the first-in, first-out method of valuation.

Revenue Recognition

Our company will record revenue on the accrual basis when all goods and services have been performed and delivered, the amounts are readily determinable, and collection is reasonably assured. We have generated $0 in revenue since our inception.

Income Taxes

We are a single member limited liability company whose sole member is Trilogy Capital Group, LLC ("Trilogy") and, as such, the profit and loss is reported on the tax return of Trilogy.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

4.   **FINANCING ARRANGEMENTS – MEMBER - RELATED PARTY**

Trilogy has agreed to fund the first $100,000 of expenses for our company and treat such funding as a member capital contribution. Any expenses incurred above the first $100,000 are to be treated as an unsecured loan that is payable upon demand and that bears interest at an annual rate of 7%.

5.   **COMMITMENTS**

We currently share office space and administrative services with Trilogy and are charged $5,000 per month for our share of the office space and administrative services, bookkeeping services communications and similar overhead resources. These costs are included in general and administrative expenses in the statement of operations.

6.   **SUBSEQUENT EVENTS**

The Company evaluated subsequent events through June 16, 2016, the date these financial statements were originally issued, and through July 25, 2016, the date these financial statements were revised. With the exception of those matters discussed below in this footnote, management has determined that there were no other material subsequent events that required recognition or additional disclosure in these financial statements. The revision to the originally issued financial statements was for the Revised Offering, mentioned in this subsequent event note below.

EMPLOYMENT AGREEMENTS

Employment Agreement – Chief Executive Officer.

We have a verbal agreement with our chief executive officer and plan to enter into a written employment agreement with our chief executive officer pursuant to which our chief executive officer will be compensated at rate of $6,250 per month, beginning upon the completion of the Crowdfunded Offering. The chief executive officer's compensation will increase to $10,000 per month once our company obtains an additional $1 million in capital, not including the amounts raised in the Crowdfunded Offering.

Employment Agreement – President.

We have a verbal agreement with our president and plan to enter into a written employment agreement with our president pursuant to which our president will be compensated at a rate of $6,250 per month, beginning upon the completion of the Crowdfunded Offering. Our president's compensation will increase to $8,333 once our company obtains an additional $1 million in capital, not including the amounts raised through the Crowdfunded Offering.

Employment Agreement – Chief Financial Officer.

We have a verbal agreement with our chief financial officer and plan to enter into a written employment agreement with our chief financial officer pursuant to which our chief financial officer will be compensated at rate of $5,000 per month, beginning upon the completion of the Crowdfunded Offering.

CROWDFUNDED OFFERING – ORIGINAL AND REVISED OFFERING

ORIGINAL OFFERING

In June 2016 (prior to June 16, 2016), the Company anticipated filing an offering statement to which it would offer a minimum and maximum of 100 and 500 units of principal ("units"), respectively, at a price of $500 each. Total proceeds from the units were expected to range between $50,000 and $250,000. The Company was required to pay a commission equal to 5% of gross monies raised in the offering. The units would have a maturity date of December 31, 2019 and interest would be payable quarterly at a rate equal to the greater of 3.125% of the outstanding principal balance of the unit or the Revenue Percentage multiplied by the total revenues of the Company for such quarter. The "Revenue Percentage" was 0.002% for each unit of $500 of principal amount outstanding.

REVISED OFFERING

In July 2016, the Company anticipates filing a revised offering statement to which it will offer a minimum and maximum of 200 and 2,400 units of principal ("units"), respectively, at a price of $250 each. Total proceeds from the units are expected to range between $50,000 and $600,000. The Company is required to pay a commission equal to 5% of gross monies raised in the offering. The units have a maturity date of December 31, 2019 and interest is payable quarterly at a rate equal to the greater of 3.125% of the outstanding principal balance of the unit or the Revenue Percentage multiplied by the total revenues of the Company for such quarter. The "Revenue Percentage" shall be 0.0015% for each unit of $250 of principal amount outstanding.

Salon de Lingerie, LLC.

SCHEDULE OF OPERATING EXPENSES

For the periods October 15, 2015 (inception) to December 31, 2015 AND January 1, 2016 to March 31, 2016
<u>(See Independent Accountant's Review Report)</u>

	Three months ended March 31, 2016	October 15, 2015 (inception) to December 31, 2015
OPERATING EXPENSES:		
Advertising and marketing production	$ 1,678	$ 7,730
Bank charges	281	-
Dues and subscriptions	1,787	-
Employee benefits	649	-
Freight	66	-
Legal and accounting	5,671	2,180
Licenses and misc. taxes	847	334
Office expense	2,235	197
Payroll service fees	332	-
Payroll taxes	4,369	-
Product samples	2,557	
Purchased services	9,960	13,549
Rent	4,210	-
Salaries	14,721	3,519
Telephone	149	-
Travel and entertainment	5,475	4,847
Total operating expenses	$ 54,987	$ 32,356

See accompanying notes to financial statements.

8

EXHIBIT D

Other Information Made Available through the Platform

(See Attached)

Introduction from our CEO



I'd like to welcome you to the world of Salon de Lingerie.

Demi-couture lingerie modeled by stunningly beautiful, exquisitely styled servers, bartenders and DJs. Hand crafted cocktails. Curated champagne selections. Creative cuisine. Luxury boutique shopping. And the extraordinary, ground-floor potential of an emerging-growth company. Salon de Lingerie brings these and more together in a state-of-the-art, high energy environment with great music and ambiance.

The Salon's management team, comprised of accomplished financial professionals and dynamic, fashion-forward and culinary-minded creatives, has invested significant time and capital to deliver the unforgettable experience of a Fashion Week event every single night. Our vision is intended to capture the next generation of progressive aesthetics, cutting-edge fashion, outstanding financial metrics, and solid returns for our franchisees and investors alike.

We've planned for the Salon de Lingerie global franchise business model to be highly scalable and international in its potential audience, with a well-engineered, low-cost structure and sophisticated products supporting higher-than-average margins. With its buzz-worthy nature, Salon de Lingerie is a natural fit for high-impact public relations visibility, driving traffic, revenues, and the effective marketing of franchises.

Finally, for those who are contemplating an investment in Salon de Lingerie, we anticipate that our investors will benefit from our hard work, experience, vision, and proven operational know-how.

Thank you for taking a moment review our offering – I look forward to having you as a fellow investor.

Sincerely,

Alfonso J. Cervantes, CEO

Video Script



I'm A.J. Cervantes, and I'd like to welcome you to the world of Salon de Lingerie, a groundbreaking, world-class global franchise business model in development.

The Salon is a nightly Fashion Week Event in an upscale, state of the art atmosphere, marketing the sale of private label, demi-couture lingerie and high-margin, premium food and beverages. It is scalable and international in its potential audience, and our holistic business model has been engineered from the beginning to create profitable, global franchise.

Salon de Lingerie is a powerful sensory experience. Stunningly beautiful servers, bartenders, and DJs exquisitely styled and attired in the Salon's lingerie offerings. Pulsing mid-tempo music. An ultramodern, minimalist environment illuminated with dramatic, dynamic lighting. The Salon is an alluring weave of an ultra-high-end social club, restaurant, lounge, and retail showcase with beautiful people, vibrant energy, and inventive gourmet cuisine in a space imbued with extraordinary ambience and gravitas.

We intend to launch our first Salon in Miami in the fourth quarter of 2016, and plan to use this location as the prototype for future franchises while driving revenue and building our brand.

Salon de Lingerie brings together accomplished financial professionals and a dynamic, highly proactive, fashion-forward, and culinary-minded creative team. We've invested significant time and capital in the development of an upscale experience while creating selections of artful food, hand-crafted cocktails, and high fashion lingerie at ultra-luxury price points, but with a low-cost structure supporting higher-than-average retail and restaurant margins. The very nature of the Salon concept lends itself to high-impact public relations and social media visibility, serving to drive traffic, revenues, and global brand awareness.

We invite you to join us as we prepare to deliver our vision of progressive aesthetics, cutting-edge fashion, outstanding financial metrics, and the extraordinary potential of a ground-floor, emerging-growth company, the model for which can be franchised on a worldwide basis.

Welcome to Salon de Lingerie.

Revenue Participation Notes Infographic



SALON DE LINGERIE
Your investment of $250 could potentially yield:
36% $340
72% $430
108% $520
144% $610
ANNUAL REVENUE LEVEL:
$2,000,000
$4,000,000
$6,000,000
$8,000,000
PRINCIPAL: $250 INTEREST: $90 TOTAL: $340 ROI: 36%
PRINCIPAL: $250 INTEREST: $180 TOTAL: $430 ROI: 72%
PRINCIPAL: $250 INTEREST: $270 TOTAL: $520 ROI: 108%
PRINCIPAL: $250 INTEREST: $360 TOTAL: $610 ROI: 144%
CALCULATION IS BASED ON AN AGGREGATE OF $1,000,000 IN REVENUE PARTICIPATE NOTES.
RETURN IS BASED ON A 3 YEAR HOLDING PERIOD. REPRESENTS THE TOTAL HOLDING PERIOD RETURN.
DOES NOT GIVE EFFECT TO LOUNGE AND APPAREL CREDITS PURSUANT TO NOTE AGREEMENT.